SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH May 5, 2009
(Commission File No. 333-131938)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

(A translation of the original version in Portuguese, as published in Brazil, containing interim financial information prepared in accordance with accounting practices derived from the
Brazilian Corporation Law and the regulations issued by the
Brazilian Securities and Exchange Commission (CVM))

TAM S.A.
Quarterly Information (ITR) at
March 31, 2009 and Report of Independent Auditors
Limited Review (unaudited)

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE	Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

REGISTRATION WITH THE CVM DOES NOT IMPLY ANY ANALYSIS OF THE COMPANY. COMPANY MANAGEMENT IS RESPONSIBLE FOR THE ACCURACY OF THE INFORMATION PROVIDED.

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number (CNPJ)

01639-0	TAM S.A.	01.832.635/0001-18
4 - State Registration Number – NIRE
35.300.150.007

01.02 - HEAD OFFICE

1 - ADDRESS		2 - SUBURB OR DISTRICT
Avenida Jurandir, 856 - Lote 4		Jardim Ceci
3 - POSTAL CODE	4 – MUNICIPALITY		5 - STATE
04072-000	São Paulo		SP
6 - AREA CODE	7 - TELEPHONE	8 – TELEPHONE	9 - TELEPHONE	10 - TELEX
0011	5582-8817	5582-8365	5582-9463
11 - AREA CODE	12 - FAX	13 – FAX	14 – FAX
0011	5582-8149	5071-8804	5582-8825
15 - E-MAIL invest@tam.com.br

01.03 - INVESTOR RELATIONS OFFICER (Company Mail Address)

1 – NAME
Líbano Miranda Barroso
2 - ADDRESS		3 - SUBURB OR DISTRICT
Avenida Jurandir, 856 - Lote 4		Jardim Ceci
4 - POSTAL CODE	5 – MUNICIPALITY			6 - STATE
04072-000	São Paulo			SP
7 - AREA CODE	8 - TELEPHONE	9 – TELEPHONE	10 - TELEPHONE	11 - TELEX
0011	5582-8817	5582-8365	5582-9463
12 - AREA CODE	13 - FAX	14 – FAX	15 - FAX
0011	5582-8149	5071-8804	5582-8825
16 - E-MAIL libano.barroso@tam.com.br

01.04 - GENERAL INFORMATION/INDEPENDENT ACCOUNTANT

CURRENT YEAR		CURRENT QUARTER			PRIOR QUARTER
1-BEGINNING	2-END	3-QUARTER	4-BEGINNING	5-END	6-QUARTER	7-BEGINNING	8-END
01/01/2009	12/31/2009	1	01/01/2009	03/31/2009	4	10/01/2008	12/31/2008
9 - INDEPENDENT ACCOUNTANT PricewaterhouseCoopers Auditores Independentes					10 - CVM CODE 00287-9
11 - PARTNER RESPONSIBLE Carlos Alberto de Sousa				12 - INDIVIDUAL TAXPAYERS' REGISTRATION NUMBER OF THE PARTNER RESPONSIBLE 724.687.697-91

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE	Unaudited
BRAZILIAN SECURITIES COMMISSION (CVM)	Corporate Legislation
QUARTERLY INFORMATION (ITR)	March 31, 2009
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01- IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number (CNPJ)

01639-0	TAM S.A.	01.832.635/0001-18

01.05 - CAPITAL COMPOSITION

Number of shares	Current Quarter	Prior quarter	Same quarter in prior year
(thousand)	03/31/2009	12/31/2008	03/31/2008
Paid-up capital
1 - Common	50,195	50,195	59,792
2 - Preferred	100,390	100,390	90,793
3 - Total	150,585	150,585	150,585
Treasury stock
4 - Common	0	0	0
5 - Preferred	402	402	153
6 - Total	402	402	153

01.06 - CHARACTERISTICS OF THE COMPANY

1 - TYPE OF COMPANY
Commercial, industrial and other
2 – SITUATION
Operational
3 - NATURE OF OWNERSHIP
National private
4 -ACTIVITY CODE
1140 - Transport and logistics services
5 - MAIN ACTIVITY
Transportation of passengers and cargo
6 - TYPE OF CONSOLIDATION
Total
7 - TYPE OF REPORT OF THE INDEPENDENT ACCOUNTANT
Without exception

01.07 - COMPANIES EXCLUDED FROM THE CONSOLIDATED FINANCIAL INFORMATION

1 – ITEM	2 - CNPJ	3 – NAME

01.08 - DISTRIBUTIONS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 - DATE APPROVED	4 – TYPE	5 - DATE OF PAYMENT	6 - TYPE OF SHARE	7 - AMOUNT PER SHARE

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE	Unaudited
BRAZILIAN SECURITIES COMMISSION (CVM)	Corporate Legislation
QUARTERLY INFORMATION (ITR)	March 31, 2009
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number (CNPJ)

01.09 - SUBSCRIBED CAPITAL AND ALTERATIONS IN THE CURRENT YEAR

1 - ITEM	2 - DATE OF ALTERATION	3 - CAPITAL	4 - AMOUNT OF THE ALTERATION	5 -NATURE OF ALTERATION	7 - NUMBER OF SHARES ISSUED	8 - SHARE PRICE ON ISSUE DATE
		(IN THOUSANDS OF REAIS)	(IN THOUSANDS OF REAIS)		(Thousand)	(IN REAIS)

01.10 - INVESTOR RELATIONS OFFICER

1 - DATE	2 - SIGNATURE

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE	Unaudited
BRAZILIAN SECURITIES COMMISSION (CVM)	Corporate Legislation
QUARTERLY INFORMATION (ITR)	March 31, 2009
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01 - IDENTIFICATION
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01639-0	TAM S.A.	01.832.635/0001-18

02.01 - Balance Sheet - Assets (R$ thousand)

1 - Code	2 - Description	3 – 03/31/09	4 – 12/31/08
1	Total assets	1,206,529	1,163,817
1.01	Current assets	368,171	498,391
1.01.01	Cash and bank balances	322,548	408,106
1.01.01.01	Cash and cash equivalents	242,058	251,269
1.01.01.02	Marketable securities	80,490	156,837
1.01.04	Other	45,623	90,285
1.01.04.01	Tax Credits	27,232	26,650
1.01.04.02	Interest on own capital and dividends payable	0	47,057
1.01.04.03	Deferred Income Tax and Social Contribution	17,834	15,769
1.01.04.04	Prepaid expenses	373	419
1.01.04.05	Insurance	184	390
1.02	Long-term assets	838,358	665,426
1.02.01	Long-term receivables	110,176	877
1.02.01.01	Credits	0	0
1.02.01.02	Associate companies	23,350	0
1.02.01.02.02	Subsidiaries	23,350	0
1.02.01.03	Other	86,826	877
1.02.01.03.01	Marketable securities	86,027	0
1.02.01.03.02	Customer accounts receivable	799	877
1.02.02	Permanent assets	728,182	664,549
1.02.02.01	Investments	728,182	664,549
1.02.02.01.03	Investments in subsidiaries	728,182	664,549

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE	Unaudited
BRAZILIAN SECURITIES COMMISSION (CVM)	Corporate Legislation
QUARTERLY INFORMATION (ITR)	March 31, 2009
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01 - IDENTIFICATION
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01639-0	TAM S.A.	01.832.635/0001-18

02.02 - Balance Sheet - Liabilities and Stockholders' Equity (R$ thousand)

1 - Code	2 - Description	3 – 03/31/09	4 – 12/31/08
2	Total liabilities and stockholders' equity	1,206,529	1,163,817
2.01	Current liabilities	16,111	35,160
2.01.01	Term loans and financing	0	0
2.01.02	Debentures	9,330	28,542
2.01.04	Taxes, charges and contributions	0	0
2.01.05	Dividends payable	0	0
2.01.06	Provisions	0	0
2.01.07	Payables to related parties	0	0
2.01.08	Other	6,781	6,618
2.01.08.01	Salaries and payroll charges	111	107
2.01.08.02	Taxes and tariffs	6,067	5,906
2.01.08.03	Interest on own capital and dividends payable	599	599
2.01.08.04	Other	4	6
2.02	Long-term liabilities	500,769	500,536
2.02.01	Long-term liabilities	500,769	500,536
2.02.01.01	Term loans and financing	0	0
2.02.01.02	Debentures	500,000	500,000
2.02.01.03	Provisions	0	0
2.02.01.04	Payables to related parties	769	536
2.02.01.05	Advance for future capital increase	0	0
2.02.01.06	Other	0	0
2.05	Stockholders’ equity	689,649	628,121
2.05.01	Capital	675,497	675,497
2.05.02	Capital reserves	92,463	88,783
2.05.02.01	Capital reserves	74,946	74,946
2.05.02.02	Stock option plan	28,887	25,207
2.05.02.03	Treasury stocks	(11,370)	(11,370)
2.05.03	Revaluation reserves	137,552	132,371
2.05.03.02	Subsidiary/associated companies	137,552	132,371
2.05.05	Equity valuation adjustments	834	3,309
2.05.05.02	Cumulative translation adjustments	834	3,309
2.05.06	Retained Earnings	(216,697)	(271,839)

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE	Unaudited
BRAZILIAN SECURITIES COMMISSION (CVM)	Corporate Legislation
QUARTERLY INFORMATION (ITR)	March 31, 2009
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01 - IDENTIFICATION
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01639-0	TAM S.A.	01.832.635/0001-18

03.01 - Statement of Operations (R$ thousand)

1 – Code	2 – Description	3 - 01/01/09 to 03/31/09	4 -01/01/09 to 03/31/09	5 - 01/01/08 to 03/31/08	6 - 01/01/08 to 03/31/08
3.01	Gross sales and/or services revenue	0	0	0	0
3.02	Deductions	0	0	0	0
3.03	Net sales and/or services revenue	0	0	0	0
3.04	Cost of sales and/or services	0	0	0	0
3.05	Gross profit	0	0	0	0
3.06	Operating expenses/income	52,367	52,367	41,500	41,500
3.06.01	Selling	0	0	0	0
3.06.02	General and administrative	(1,119)	(1,119)	(704)	(704)
3.06.02.01	Directors’ Fees	(336)	(336)	(306)	(306)
3.06.02.02	Other expenses general and administrative	(783)	(783)	(398)	(398)
3.06.03	Financial	(3,051)	(3,051)	(2,695)	(2,695)
3.06.03.01	Financial income	12,791	12,791	11,415	11,415
3.06.03.02	Financial expenses	(15,842)	(15,842)	(14,110)	(14,110)
3.06.04	Other operating income	0	0	0	0
3.06.05	Other operating expenses	0	0	0	0
3.06.06	Equity share of earnings of subsidiaries	56,537	56,537	44,899	44,899
3.07	Operating income	52,367	52,367	41,500	41,500
3.08	Non-operating results	0	0	0	0
3.08.01	Income	0	0	0	0
3.08.02	Expenses	0	0	0	0
3.09	Profit before taxes and profit sharing	52,367	52,367	41,500	41,500
3.10	Provision for income tax and social contribution	0	0	0	0
3.11	Deferred income tax	2,065	2,065	1,646	1,646

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE	Unaudited
BRAZILIAN SECURITIES COMMISSION (CVM)	Corporate Legislation
QUARTERLY INFORMATION (ITR)	March 31, 2009
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01 - IDENTIFICATION
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01639-0	TAM S.A.	01.832.635/0001-18

03.01 - Statement of Operations (R$ thousand)

1 – Code	2 – Description	3 - 01/01/09 to 03/31/09	4 -01/01/09 to 03/31/09	5 - 01/01/08 to 03/31/08	6 - 01/01/08 to 03/31/08
3.12	Statutory profit sharing and contributions	0	0	0	0
3.12.01	Profit sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on capital	0	0	0	0
3.15	Net income for the quarter	54,432	54,432	43,146	43,146
	Number of shares (thousand), excluding treasury stock	150,183	150,183	150,432	150,432
	Net income per share	0.36244	0.36244	0.28681	0.28681

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE	Unaudited
BRAZILIAN SECURITIES COMMISSION (CVM)	Corporate Legislation
QUARTERLY INFORMATION (ITR)	March 31, 2009
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01 - IDENTIFICATION
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01639-0	TAM S.A.	01.832.635/0001-18

04.01 – Cash Flow – Indirect method (R$ thousand)

1 - Code	2 - Description	3 - 01/01/09 to 03/31/09	4 - 01/01/09 to 03/31/09	5 - 01/01/08 to 03/31/08	6 - 01/01/08 to 03/31/08
4.01	Net cash generated by operating activities	(56,268)	(56,268)	(33,259)	(33,259)
4.01.01	Cash generated by operating activities	11,437	11,437	10,223	10,223
4.01.01.01	Net income for the quarter	54,432	54,432	43,146	43,146
4.01.01.02	Depreciation and amortization	0	0	0	0
4.01.01.03	Deferred income tax and social contribution	(2,065)	(2,065)	(1,646)	(1,646)
4.01.01.04	Provisions for contingencies	0	0	0	0
4.01.01.05	Equity accounting for investments in subsidiaries	(56,537)	(56,537)	(44,899)	(44,899)
4.01.01.06	Foreign exchange rate variations and net interest	15,607	15,607	13,622	13,622
4.01.02	(Increase) decrease in assets and liabilities	(67,705)	(67,705)	(43,482)	(43,482)
4.01.02.01	Marketable securities	(9,683)	(9,683)	(15,012)	(15,012)
4.01.02.02	Taxes recoverable	(582)	(582)	(226)	(226)
4.01.02.03	Prepaid expenses	47	47	41	41
4.01.02.04	Salaries and social charges	5	5	28	28
4.01.02.05	Taxes and rates recoverable	162	162	28	28
4.01.02.06	Interest paid	(34,586)	(34,586)	(28,419)	(28,419)
4.01.02.07	Subsidiaries	(23,350)	(23,350)	0	0
4.01.02.08	Other accounts payable	282	282	78	78
4.01.03	Other	0	0	0	0
4.02	Net cash generated by investing activities	0	0	0	0
4.03	Net cash generated by financing activities	47,057	47,057	(4,776)	(4,776)
4.03.01	Dividends received	47,057	47,057	0	0
4.03.02	Debentures	0	0	0	0
4.03.03	Treasury stocks	0	0	(4,776)	(4,776)
4.04	Exchange variation in cash and cash equivalents	0	0	0	0
4.05	Increase (decrease) in cash and cash equivalents	(9,211)	(9,211)	(38,035)	(38,035)
4.05.01	Cash and cash equivalents at the beginning of the quarter	251,269	251,269	386,295	386,295
4.05.02	Cash and cash equivalents at the end of the quarter	242,058	242,058	348,260	348,260

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE	Unaudited
BRAZILIAN SECURITIES COMMISSION (CVM)	Corporate Legislation
QUARTERLY INFORMATION (ITR)	March 31, 2009
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01 - IDENTIFICATION
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01639-0	TAM S.A.	01.832.635/0001-18

05.01 – Statements of Changes in Stockholders’ Equity  - 01/01/2009 to 03/31/2009 (R$ thousand)

1 - Code	2 - Description	3 - Capital	4 - Capital Reserves	5 - Revaluation reserve	6 - Expansion reserves	7 - Net (loss) income	8 - Cumulative translation adjustments	9 - Total
5.01	Opening balance	675,497	88,783	132,371	0	(271,839)	3,309	628,121
5.02	Prior year adjustments	0	0	0	0	0	0	0
5.03	Adjusted balance	675,497	88,783	132,371	0	(271,839)	3,309	628,121
5.04	Net (loss) income for the quarter	0	0	0	0	54,432	0	54,432
5.05	Destinations	0	0	0	0	0	0	0
5.05.01	Dividends	0	0	0	0	0	0	0
5.05.02	Interest on own capital	0	0	0	0	0	0	0
5.05.03	Other Appropriation	0	0	0	0	0	0	0
5.06	Realization of reserves, profits	0	0	0	0	0	0	0
5.07	Cumulative translation adjustments	0	0	0	0	0	(2,475)	(2,475)
5.07.01	Adjustments of marketable securities	0	0	0	0	0	0	0
5.07.02	Translation adjustments	0	0	0	0	0	(2,475)	(2,475)
5.07.03	Adjustment – Business combination	0	0	0	0	0	0	0
5.08	Increase/Decrease of Capital	0	0	0	0	0	0	0
5.09	Realization of capital reserves	0	0	0	0	0	0	0
5.10	Treasury stocks	0	0	0	0	0	0	0
5.11	Other transaction capital	0	0	0	0	0	0	0
5.12	Other	0	3,680	5,181	0	710	0	9,571
5.12.01	Stock option plan	0	3,680	0	0	0	0	3,680
5.12.02	Realization of Revaluation reserve, net	0	0	(710)	0	710	0	0
5.12.03	Reversion of revaluation reserve	0	0	5,891	0	0	0	5,891
5.13	Balance	675,497	92,463	137,552	0	(216,697)	834	689,649

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE	Unaudited
BRAZILIAN SECURITIES COMMISSION (CVM)	Corporate Legislation
QUARTERLY INFORMATION (ITR)	March 31, 2009
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01 - IDENTIFICATION
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01639-0	TAM S.A.	01.832.635/0001-18

05.02 – Statements of Changes in Stockholders’ Equity  - 01/01/2009 to 03/31/2009 (R$ thousand)

1 - Code	2 - Description	3 - Capital	4 - Capital Reserves	5 - Revaluation reserve	6 - Expansion reserves	7 - Net (loss) income	8 - Cumulative translation adjustments	9 - Total
5.01	Opening balance	675,497	88,783	132,371	0	(271,839)	3,309	628,121
5.02	Prior year adjustments	0	0	0	0	0	0	0
5.03	Adjusted balance	675,497	88,783	132,371	0	(271,839)	3,309	628,121
5.04	Net (loss) income for the quarter	0	0	0	0	54,432	0	54,432
5.05	Destinations	0	0	0	0	0	0	0
5.05.01	Dividends	0	0	0	0	0	0	0
5.05.02	Interest on own capital	0	0	0	0	0	0	0
5.05.03	Other Appropriation	0	0	0	0	0	0	0
5.06	Realization of reserves, profits	0	0	0	0	0	0	0
5.07	Cumulative translation adjustments	0	0	0	0	0	(2,475)	(2,475)
5.07.01	Adjustments of marketable securities	0	0	0	0	0	0	0
5.07.02	Translation adjustments	0	0	0	0	0	(2,475)	(2,475)
5.07.03	Adjustment – Business combination	0	0	0	0	0	0	0
5.08	Increase/Decrease of Capital	0	0	0	0	0	0	0
5.09	Realization of capital reserves	0	0	0	0	0	0	0
5.10	Treasury stocks	0	0	0	0	0	0	0
5.11	Other transaction capital	0	0	0	0	0	0	0
5.12	Other	0	3,680	5,181	0	710	0	9,571
5.12.01	Stock option plan	0	3,680	0	0	0	0	3,680
5.12.02	Realization of Revaluation reserve, net	0	0	(710)	0	710	0	0
5.12.03	Reversion of revaluation reserve	0	0	5,891	0	0	0	5,891
5.13	Balance	675,497	92,463	137,552	0	(216,697)	834	689,649

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE	Unaudited
BRAZILIAN SECURITIES COMMISSION (CVM)	Corporate Legislation
QUARTERLY INFORMATION (ITR)	March 31, 2009
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01 - IDENTIFICATION
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01639-0	TAM S.A.	01.832.635/0001-18

08.01 - Consolidated Balance Sheet – Assets (R$ thousand)

1 - Code	2 - Description	3 – 03/31/09	4 – 12/31/08
1	Total assets	13,001,190	13,223,865
1.01	Current assets	3,188,845	3,873,032
1.01.01	Cash and bank balances	1,084,959	1,914,056
1.01.01.01	Cash and cash equivalents	840,427	1,356,513
1.01.01.02	Marketable securities	244,532	557,543
1.01.02	Receivables	1,380,028	1,157,239
1.01.02.01	Trade accounts receivable	1,380,028	1,157,239
1.01.02.02	Sundry credits	0	0
1.01.03	Inventories	250,044	231,556
1.01.04	Other	473,814	570,181
1.01.04.01	Taxes recoverable	134,627	120,712
1.01.04.02	Advances to aircraft manufacturers	90,889	143,680
1.01.04.03	Interest on stockholders’ equity and dividends receivable	0	0
1.01.04.04	Deferred income tax and social contribution	60,629	58,564
1.01.04.05	Prepaid expenses	87,125	90,587
1.01.04.06	Aircraft insurance	42,603	58,694
1.01.04.07	Other receivables	57,941	97,944
1.02	Long-term assets	9,812,345	9,350,833
1.02.01	Long-term receivables	1,909,232	1,636,047
1.02.01.01	Sundry receivables	242,272	0
1.02.01.01.01	Marketable Securities	242,272	0
1.02.01.02	Related parties	0	0
1.02.01.03	Other	1,666,960	1,636,047
1.02.01.03.01	Deposits in guarantee	91,411	116,135
1.02.01.03.02	Deferred income tax and social contribution	646,763	641,941
1.02.01.03.03	Judicial deposits	0	0
1.02.01.03.04	Advances to aircraft manufacturers	397,437	351,284
1.02.01.03.05	Advances for aircraft maintenance	450,552	432,839
1.02.01.03.06	Others	80,797	93,848
1.02.02	Permanent assets	7,903,113	7,714,786
1.02.02.01	Investments	70	70
1.02.02.01.02	Subsidiaries – Goodwill	0	0
1.02.02.01.03	Other	70	70
1.02.02.02	Property, plant and equipment	7,750,835	7,562,624
1.02.02.03	Intangible assets	152,208	152,092

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE	Unaudited
BRAZILIAN SECURITIES COMMISSION (CVM)	Corporate Legislation
QUARTERLY INFORMATION (ITR)	March 31, 2009
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01 - IDENTIFICATION
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01639-0	TAM S.A.	01.832.635/0001-18

08.02 - Consolidated Balance Sheet - Liabilities and Stockholders' Equity (R$ thousand)

1 - Code	2 - Description	3 – 03/31/09	4 – 12/31/08
2	Total liabilities and stockholders' equity	13,001,190	13,223,865
2.01	Current liabilities	3,546,355	4,024,161
2.01.01	Loans and financing	305,691	191,835
2.01.02	Debentures	9,330	28,542
2.01.03	Suppliers	400,674	486,095
2.01.04	Taxes, charges and contributions	169,454	162,908
2.01.05	Dividends payable	599	599
2.01.06	Provisions	0	0
2.01.07	Payables to related parties	0	0
2.01.08	Other	2,660,607	3,154,182
2.01.08.01	Leases	705,429	680,440
2.01.08.02	Salaries and social charges	313,505	317,951
2.01.08.03	Advance ticket sales	784,289	819,780
2.01.08.04	TAM loyalty program	44,494	46,462
2.01.08.05	Income tax and social contribution payable	588	83,429
2.01.08.06	Reorganization of Fokker 100 fleet	20,656	18,623
2.01.08.07	Senior notes	22,055	9,336
2.01.08.08	Derivative financial instruments	566,200	1,021,928
2.01.08.09	Deferred gain on sale-leaseback	32,085	32,085
2.01.08.10	Deferred income tax and social contribution	4,953	1,080
2.01.08.11	Other	166,353	123,068
2.02	Long-term liabilities	8,760,453	8,567,349
2.02.01	Long-term liabilities	8,760,453	8,567,349
2.02.01.01	Loans and financing	174,310	209,733
2.02.01.02	Debentures	500,000	500,000
2.02.01.03	Provisions	988,043	947,800
2.02.01.03.01	Provision for contingencies	988,043	947,800
2.02.01.04	Payables to related parties	0	0
2.02.01.05	Advance for future capital increase	0	0
2.02.01.06	Other	7,098,100	6,909,816
2.02.01.06.01	Obligations under finance leases	5,721,044	5,768,040
2.02.01.06.02	Income tax and social contribution payable	92,168	59,192
2.02.01.06.03	Reorganization of Fokker 100 fleet	31,648	32,563
2.02.01.06.04	Senior Notes	694,560	701,100
2.02.01.06.05	Derivative financial instruments	335,107	107,057
2.02.01.06.06	Deferred gain on sale-leaseback	107,334	115,356
2.02.01.06.07	Other	116,239	126,508
2.03	Result of future periods	0	0
2.04	Minority interest	4,733	4,234
2.05	Stockholders’ equity	689,649	628,121
2.05.01	Paid-up capital	675,497	675,497
2.05.02	Capital reserves	92,463	88,783
2.05.02.01	Capital reserves	74,946	74,946

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE	Unaudited
BRAZILIAN SECURITIES COMMISSION (CVM)	Corporate Legislation
QUARTERLY INFORMATION (ITR)	March 31, 2009
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01 - IDENTIFICATION
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01639-0	TAM S.A.	01.832.635/0001-18

08.02 - Consolidated Balance Sheet - Liabilities and Stockholders' Equity (R$ thousand)

1 - Code	2 - Description	3 – 03/31/09	4 – 12/31/08
2.05.02.02	Stock option plan	28,887	25,207
2.05.02.03	Treasury stocks	(11,370)	(11,370)
2.05.03	Revaluation reserve	137,552	132,371
2.05.03.01	Owner assets	0	0
2.05.03.02	Subsidiary/associated companies	137,552	132,371
2.05.04	Expansion reserves		0
2.05.04.01	Legal		0
2.05.05	Cumulative translation adjustments	834	3,309
2.05.05.02	Cumulative translation adjustments	834	3,309
2.05.06	Retained earnings	(216,697)	(271,839)

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE	Unaudited
BRAZILIAN SECURITIES COMMISSION (CVM)	Corporate Legislation
QUARTERLY INFORMATION (ITR)	March 31, 2009
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01 - IDENTIFICATION
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01639-0	TAM S.A.	01.832.635/0001-18

09.01 - Consolidated Statement of Operations (R$ thousand)

1 – Code	2 - Description	3 – 01/01/09 to 03/31/09	4 – 01/01/09 to 03/31/09	5 – 01/01/08 to 03/31/08	6 - 01/01/08 to 03/31/08
3.01	Gross sales and/or services revenue	2,734,980	2,734,980	2,346,912	2,346,912
3.01.01	Air transportation revenue - national	1,442,479	1,442,479	1,320,557	1,320,557
3.01.02	Air transportation revenue - international	796,859	796,859	613,307	613,307
3.01.03	Cargo	208,389	208,389	214,437	214,437
3.01.04	Other operating sales and/or services revenues	287,253	287,253	198,611	198,611
3.02	Deductions	(95,954)	(95,954)	(86,656)	(86,656)
3.03	Net sales and/or services revenue	2,639,026	2,639,026	2,260,256	2,260,256
3.04	Cost of sales and/or services	(1,898,383)	(1,898,383)	(1,712,749)	(1,712,749)
3.05	Gross profit	740,643	740,643	547,507	547,507
3.06	Operating expenses/income	(654,385)	(654,385)	(463,988)	(463,988)
3.06.01	Selling	(287,076)	(287,076)	(309,085)	(309,085)
3.06.02	General and administrative	(213,695)	(213,695)	(164,997)	(164,997)
3.06.02.01	Other administrative expenses	(203,342)	(203,342)	(160,336)	(160,336)
3.06.02.02	Directors’ fees	(10,353)	(10,353)	(4,661)	(4,661)
3.06.03	Financial	(110,705)	(110,705)	(2,166)	(2,166)
3.06.03.01	Financial income	487,460	487,460	218,238	218,238
3.06.03.02	Financial expenses	(598,165)	(598,165)	(220,404)	(220,404)
3.06.04	Other operating income	0	0	0	0
3.06.05	Other operating expenses	(42,909)	(42,909)	12,260	12,260
3.06.06	Equity share of earnings of subsidiaries	0	0	0	0
3.07	Operating results	86,258	86,258	83,519	83,519
3.08	Non-operating results	0	0	0	0
3.08.01	Income	0	0	0	0
3.08.02	Expenses	0	0	0	0
3.09	Profit before taxes and profit sharing	86,258	86,258	83,519	83,519
3.10	Provision for income tax and social contribution	(1,232)	(1,232)	(10,611)	(10,611)

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE	Unaudited
BRAZILIAN SECURITIES COMMISSION (CVM)	Corporate Legislation
QUARTERLY INFORMATION (ITR)	March 31, 2009
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01 - IDENTIFICATION
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01639-0	TAM S.A.	01.832.635/0001-18

09.01 - Consolidated Statement of Operations (R$ thousand)

3.11	Deferred income tax	(29,963)	(29,963)	(29,636)	(29,636)
3.12	Statutory profit sharing and contributions	0	0	0	0
3.12.01	Profit sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on capital	0	0	0	0
3.14	Minority interest	(631)	(631)	(126)	(126)
3.15	Net income for the quarter	54,432	54,432	43,146	43,146
	Number of shares (thousand), excluding treasury stock	150,183	150,183	150,432	150,432
	Net income per share	0.36244	0.36244	0.28681	0.28681

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE	Unaudited
BRAZILIAN SECURITIES COMMISSION (CVM)	Corporate Legislation
QUARTERLY INFORMATION (ITR)	March 31, 2009
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01 - IDENTIFICATION
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01639-0	TAM S.A.	01.832.635/0001-18

10.01 – Cash Flow – Indirect method (R$ thousand)

1 - Code	2 - Description	3 - 01/01/2009 to 03/31/2009	4 - 01/01/2009 to 03/31/2009	5 - 01/01/2008 to 03/31/2008	6 - 01/01/2008 to 03/31/2008
4.01	Net cash generated by operating activities	(263,278)	(263,278)	(68,841)	(68,841)
4.01.01	Cash generated by operating activities	85,749	85,749	290,681	290,681
4.01.01.01	Net income (loss) for the quarter	54,432	54,432	43,146	43,146
4.01.01.02	Depreciation and amortization	150,862	150,862	104,540	104,540
4.01.01.03	Deferred income tax and social contribution	30,123	30,123	37,879	37,879
4.01.01.04	Provisions for contingencies	22,186	22,186	5,271	5,271
4.01.01.05	Equity accounting for investments in subsidiaries	0	0	0	0
4.01.01.06	Goodwill amortization	0	0	0	0
4.01.01.07	Residual value of property, plant and equipment sold	6,563	6,563	7,853	7,853
4.01.01.08	Foreign exchange rate variations and net interest	46,776	46,776	34,177	34,177
4.01.01.09	Other provisions	1,854	1,854	(5,970)	(5,970)
4.01.01.10	Minority interest	631	631	126	126
4.01.01.11	Derivative financial instruments	(227,678)	(227,678)	63,659	63,659
4.01.02	(Increase) decrease in assets and liabilities	(349,027)	(349,027)	(359,522)	(359,522)
4.01.02.01	Marketable securities	70,739	70,739	(75,049)	(75,049)
4.01.02.02	Accounts receivable	(226,880)	(226,880)	(87,771)	(87,771)
4.01.02.03	Inventories	(22,652)	(22,652)	(8,447)	(8,447)
4.01.02.04	Taxes recoverable	(13,915)	(13,915)	16,085	16,085
4.01.02.05	Prepaid expenses	3,387	3,387	57,748	57,748
4.01.02.06	Judicial deposits	(2,178)	(2,178)	(461)	(461)
4.01.02.07	Deferred income tax and social contribution	0	0	0	0
4.01.02.08	Advances for aircraft maintenance	(21,336)	(21,336)	(82,028)	(82,028)
4.01.02.09	Aircraft insurance	15,851	15,851	13,321	13,321
4.01.02.10	Other	53,957	53,957	(51,812)	(51,812)
4.01.02.11	Suppliers	(33,484)	(33,484)	(44,220)	(44,220)
4.01.02.12	Salaries and social charges	(4,446)	(4,446)	35,371	35,371
4.01.02.13	Advance ticket sales	(35,491)	(35,491)	(67,738)	(67,738)
4.01.02.14	Taxes and tariffs payable	6,546	6,546	42,300	42,300
4.01.02.15	Provision deferred income tax and social contribution	0	0	0	0
4.01.02.17	Interest paid	(89,792)	(89,792)	(78,399)	(78,399)

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE	Unaudited
BRAZILIAN SECURITIES COMMISSION (CVM)	Corporate Legislation
QUARTERLY INFORMATION (ITR)	March 31, 2009
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01 - IDENTIFICATION
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01639-0	TAM S.A.	01.832.635/0001-18

10.01 – Cash Flow – Indirect method (R$ thousand)

1 - Code	2 - Description	3 - 01/01/2009 to 03/31/2009	4 - 01/01/2009 to 03/31/2009	5 - 01/01/2008 to 03/31/2008	6 - 01/01/2008 to 03/31/2008
4.01.02.18	Income tax and social contribution paid	(83,001)	(83,001)	(21,949)	(21,949)
4.01.02.19	Other accounts payable	33,668	33,668	(6,473)	(6,473)
4.01.03	Other	0	0	0	0
4.02	Net cash generated in investing activities	(172,670)	(172,670)	(133,780)	(133,780)
4.02.01	Acquisition of property, plant and equipment	(179,641)	(179,641)	(125,320)	(125,320)
4.02.02	Purchase of intangible assets	(6,524)	(6,524)	(5,587)	(5,587)
4.02.03	Advances to aircraft manufacturers	(10,336)	(10,336)	(38,794)	(38,794)
4.02.04	Deposits in guarantee	23,831	23,831	35,921	35,921
4.03	Net cash generated (used) by financing activities	(80,138)	(80,138)	(252,964)	(252,964)
4.03.01	Loans and financing	69,029	69,029	(179,991)	(179,991)
4.03.02	Leases	(149,167)	(149,167)	(68,197)	(68,197)
4.03.03	Debentures	0	0	0	0
4.03.04	Treasury stocks	0	0	(4,776)	(4,776)
4.04	Variation in cash and cash equivalents	0	0	0	0
4.05	Increase (decrease) in liabilities cash equivalents	(516,086)	(516,086)	(455,585)	(455,585)
4.05.01	Cash and cash equivalents at the beginning of the quarter	1,356,513	1,356,513	1,729,728	1,729,728
4.05.02	Cash and cash equivalents at the end of the quarter	840,427	840,427	1,274,143	1,274,143

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE	Unaudited
BRAZILIAN SECURITIES COMMISSION (CVM)	Corporate Legislation
QUARTERLY INFORMATION (ITR)	March 31, 2009
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01 - IDENTIFICATION
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01639-0	TAM S.A.	01.832.635/0001-18

11.01 – Statements of Changes in Stockholders’ Equity 01/01/2009 to 03/31/2009 (R$ thousand)

1 - Code	2 - Description	3 - Capital	4 - Capital Reserves	5 - Revaluation reserve	6 - Expansion reserves	7 - Net (loss) income	8 - Cumulative translation adjustments	9 - Total
5.01	Opening balance	675,497	88,783	132,371	0	(271,839)	3,309	628,121
5.02	Prior year adjustments	0	0	0	0	0	0	0
5.03	Adjusted balance	675,497	88,783	132,371	0	(271,839)	3,309	628,121
5.04	Net (loss) income for the quarter	0	0	0	0	54,432	0	54,432
5.05	Destinations	0	0	0	0	0	0	0
5.05.01	Dividends	0	0	0	0	0	0	0
5.05.02	Interest on own capital	0	0	0	0	0	0	0
5.05.03	Other Appropriation	0	0	0	0	0	0	0
5.06	Realization of reserves, profits	0	0	0	0	0	0	0
5.07	Cumulative translation adjustments	0	0	0	0	0	(2,475)	(2,475)
5.07.01	Adjustments of marketable securities	0	0	0	0	0	0	0
5.07.02	Translation adjustments	0	0	0	0	0	(2,475)	(2,475)
5.07.03	Adjustment – Business combination	0	0	0	0	0	0	0
5.08	Increase/Decrease of Capital	0	0	0	0	0	0	0
5.09	Realization ofcapital reserves	0	0	0	0	0	0	0
5.10	Treasury stocks	0	0	0	0	0	0	0
5.11	Other transaction capital	0	0	0	0	0	0	0
5.12	Other	0	3,680	5,181	0	710	0	9,571
5.12.01	Stock option plan	0	3,680	0	0	0	0	3,680
5.12.02	Realization of Revaluation reserve, net	0	0	(710)	0	710	0	0
5.12.03	Reversion revaluation reserve	0	0	5,891	0	0	0	5,891
5.13	Balance	675,497	92,463	137,552	0	(216,697)	834	689,649

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE	Unaudited
BRAZILIAN SECURITIES COMMISSION (CVM)	Corporate Legislation
QUARTERLY INFORMATION (ITR)	March 31, 2009
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01 - IDENTIFICATION
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01639-0	TAM S.A.	01.832.635/0001-18

11.02 – Statements of Changes in Stockholders’ Equity 01/01/2009 to 03/31/2009 (R$ thousand)

1 - Code	2 - Description	3 - Capital	4 - Capital Reserves	5 - Revaluation reserve	6 - Expansion reserves	7 - Net (loss) income	8 - Cumulative translation adjustments	9 - Total
5.01	Opening balance	675,497	88,783	132,371	0	(271,839)	3,309	628,121
5.02	Prior year adjustments	0	0	0	0	0	0	0
5.03	Adjusted balance	675,497	88,783	132,371	0	(271,839)	3,309	628,121
5.04	Net (loss) income for the quarter	0	0	0	0	54,432	0	54,432
5.05	Destinations	0	0	0	0	0	0	0
5.05.01	Dividends	0	0	0	0	0	0	0
5.05.02	Interest on own capital	0	0	0	0	0	0	0
5.05.03	Other Appropriation	0	0	0	0	0	0	0
5.06	Realization of reserves, profits	0	0	0	0	0	0	0
5.07	Cumulative translation adjustments	0	0	0	0	0	(2,475)	(2,475)
5.07.01	Adjustments of marketable securities	0	0	0	0	0	0	0
5.07.02	Translation adjustments	0	0	0	0	0	(2,475)	(2,475)
5.07.03	Adjustment – Business combination	0	0	0	0	0	0	0
5.08	Increase/Decrease of Capital	0	0	0	0	0	0	0
5.09	Realization ofcapital reserves	0	0	0	0	0	0	0
5.10	Treasury stocks	0	0	0	0	0	0	0
5.11	Other transaction capital	0	0	0	0	0	0	0
5.12	Other	0	3,680	5,181	0	710	0	9,571
5.12.01	Stock option plan	0	3,680	0	0	0	0	3,680
5.12.02	Realization of Revaluation reserve, net	0	0	(710)	0	710	0	0
5.12.03	Reversion revaluation reserve	0	0	5,891	0	0	0	5,891
5.13	Balance	675,497	92,463	137,552	0	(216,697)	834	689,649

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE	Unaudited
BRAZILIAN SECURITIES COMMISSION (CVM)	Corporate Legislation
QUARTERLY INFORMATION (ITR)	March 31, 2009
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01 - IDENTIFICATION
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01639-0	TAM S.A.	01.832.635/0001-18

06.01 – Explanatory Notes

1	Operations

TAM S.A. ("TAM'' or "Company'') is a joint stock company incorporated on May 12, 1997, whose main corporate purpose is holding direct ownership interests in the capital of companies that carry out air transportation activities. The Company holds ownership interests in TAM Linhas Aéreas S.A. ("TLA''), a company that operates in the transportation of passengers and cargo in Brazil and on international routes, and in Transportes Aéreos del Mercosur S.A. ("Mercosur''), an airline headquartered in Asunción, Paraguay, which operates in Paraguay, Argentina, Brazil, Chile, Uruguay and Bolivia.

In April 2007, two wholly-owned finance subsidiaries of TLA were constituted, namely TAM Capital Inc. (“TAM Capital”) and TAM Financial Services 1 Limited (“TAM Financial 1”), and in October, 2007 TAM Financial Services 2 Limited (“TAM Financial 2”) was constituted, both headquartered in the Cayman Islands, whose activities are related to the purchase and financing of aircraft. Debt issued by these wholly-owned companies is wholly and unconditionally guarantee by TAM.

The Company also controls TP Participações Ltda. (“TP Participações”), whose corporate purpose is holding ownership interests in other companies. This Company has not recorded transactions since it was incorpored.

TLA’s consolidated interim financial information include Fidelidade Viagens e Turismo Ltda. (“Fidelidade”), whose corporate purpose is the exclusive development of the activities of a travel and tourism agency, under the name TAM Viagens.

2	Presentation of the interim financial information and accounting practices

2.1	Presentation of interim financial information

These interim financial information were approved by the Company’s Board of Directors on May 4, 2009.

The individual and consolidated interim financial information were prepared in accordance with accounting practices adopted in Brazil, pursuant to the Corporate Law and to the rules set forth by the Brazilian Securities Commission (“CVM”).

In the preparation of the the present financial information, it is necessary to make estimates to account for certain assets, liabilities and other transactions. The Company's financial information includes therefore, estimates related to the selection of the useful lives of property, plant and equipment, the allowances necessary for contingent liabilities, the establishment of allowances for income tax and other similar items. The actual results may differ from these estimates. The Company and its subsidiaries review the estimates and assumptions at least once a year.

The Company utilizes the chart of accounts issued by the Civil Aviation National Agency (Agência Nacional de Aviação Civil, or "ANAC'').

The enactment of law nº 11,638/07 and the issue of Provisional Measure (“MP”) nº 449/08 have been amended, repealed and introduced the devices in the Corporate Law (law nº 6,404/76), especially related to the chapter XV, about accounting matter, in effect as from January 01 ,2008.

The main changes in accounting practices promoted by law 11,638/07 and by articles 36 and 37 of Provisonal Measure (“MP”) 449/08 apliccable for at the Company and its subsidiaries are in the note 2.2 : “changes in the Brazilian Corporation Law” of the year ended December 31,2008 financial statements presented as at March 30,2009

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE	Unaudited
BRAZILIAN SECURITIES COMMISSION (CVM)	Corporate Legislation
QUARTERLY INFORMATION (ITR)	March 31, 2009
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01 - IDENTIFICATION
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01639-0	TAM S.A.	01.832.635/0001-18

06.01 – Explanatory Notes

Whereas the amendments introduced by law 11,638/07 and MP 449/08 in comparison with the results on the three month period ended March 31, 2009, the effects on the results of the three month period ended in March 31,2008, classified within retained earning (“accumulated deficit”) in stockholders’ equity, previously established in accordance with practices issued in the law 6,404/76 are as follows:

Net income

2008

Original balance as per Law. 6,404/76	2,551

(a) Finance lease agreements	57,278
(b) Gain on sale and leaseback	8,022
(c) Stock option plan	(2,919)
(d) Exchange variation of foreign investees – Mercosur	416
(e) Deferred income tax and social contribution	(22,202)

Adjusted balance as per Law 11,638/07	43,146

2.2	Changes in the Brazilian Corporation Law

Significant accounting practices adopted to prepare these interim financial information are described below:

(a)	Cash and cash equivalents

Cash and cash equivalents include cash on hand, bank deposits, short-term, highly liquid financial investments with negligible risk of changes in value, and bank overdrafts. The balance of overdrafts is included in loans, under current liabilities in the balance sheet and is included in the balance of cash and cash equivalents for cash flow statement purposes.

(b)	Financial instruments

i.           Classification and measurement

The Company classifies its financial assets into the following categories: measured at fair value through profit and loss, loans and receivables, held to maturity and available for sale. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets when first recording them.

Financial assets measured at fair value through profit and loss

Financial assets measured at fair value through profit and loss are financial assets held for active, frequent trading. Derivatives are also classified as held for trading and, as such, are included in this category, unless they have been designated as hedging financial instruments. Assets in this category are recorded as current assets. Gains or losses arising from changes in the fair value of financial assets measured at fair value through profit and loss are shown in the statement of income as “financial results” in the period when they occur, except when the instrument is contracted in connection with a different transaction. If so, changes are recognized in the same income statement line that is affected by the transaction.

Loans and receivables

These include loans granted and receivables that are financial assets other than derivative financial instruments, with fixed, known payments, and not quoted on an active market. Such loans and receivables are included in current assets, except for those maturing more than 12 months after the balance sheet date (which are classified as non current assets). The Company’s loans and receivables comprise trade accounts receivable, other accounts receivable, and cash and cash equivalents, except for short-term investments. Loans and receivables are accounted for at amortized cost, using the effective interest rate method.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE	Unaudited
BRAZILIAN SECURITIES COMMISSION (CVM)	Corporate Legislation
QUARTERLY INFORMATION (ITR)	March 31, 2009
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01 - IDENTIFICATION
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01639-0	TAM S.A.	01.832.635/0001-18

06.01 – Explanatory Notes

Held-to-maturity assets

These primarily comprise financial assets that cannot be classified as loans and receivables, as they are quoted on an active market. These financial assets are those for which the Company has the intent and financial ability to hold them to maturity. They are measured at acquisition cost, plus accrued income, against net income for the year, under the effective interest rate method.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative instruments designated in this category or not designated to any other category. They are included in non-current assets, unless management intends to dispose of the investment within 12 months from the balance sheet date. Available-for-sale financial assets are carried at fair value. Interest on financial assets available for sale, computed using the effective interest rate method, are taken to income as financial income. The portion related to changes in fair value is recorded in stockholders’ equity, in the equity valuation adjustment line, and realized against income upon settlement or determination of permanent impairment.

Fair value

The fair values of investments quoted in public markets are based on actual purchase prices. For financial assets lacking an active market or public quotations, the Company determines their value by using valuation methodologies. Such methodologies include the use of recent transactions carried out with third parties, reference to other substantially similar instruments, discounted cash flow analysis, and option pricing models that rely as much as possible on market information, as opposed to information generated by the Company´s management.

At the balance sheet date, the Company determines whether objective evidence exists of impairment of a financial asset or group of financial assets. If such evidence exists for available-for-sale assets, the cummulative loss – measured as the excess of acquisition cost over current fair value, less any impairment loss on this financial assets previously recorded in income – is taken from stockholders’ equity and recognized in the statement of income.

ii.          Derivative financial derivatives instruments and hedging activities

Derivative instruments are originally recorded at their fair value on the date when they are contracted, and are subsequently remeasured at fair value, with changes in fair value taken to income, except when the derivative instrument is designated as a cash flow hedging instrument. The Company uses derivative financial instruments only for economic hedging purposes, although no current portfolio instrument is subject to hedge accounting. The fair value of derivative instruments is disclosed in Note 29.

(c)	Accounts receivable

Trade accounts receivable are recorded at the original selling price, less a provision for doubtful accounts. The provision for doubtful accounts is recorded when there is objective evidence that the Company may not collect all the amounts due within the original accounts receivable terms. The provision recognized is the excess of book value over recoverable value.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE	Unaudited
BRAZILIAN SECURITIES COMMISSION (CVM)	Corporate Legislation
QUARTERLY INFORMATION (ITR)	March 31, 2009
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01 - IDENTIFICATION
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01639-0	TAM S.A.	01.832.635/0001-18

06.01 – Explanatory Notes

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE	Unaudited
BRAZILIAN SECURITIES COMMISSION (CVM)	Corporate Legislation
QUARTERLY INFORMATION (ITR)	March 31, 2009
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01 - IDENTIFICATION
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01639-0	TAM S.A.	01.832.635/0001-18

06.01 – Explanatory Notes

(d)	Inventories

Inventories are shown at the lower of cost and net realizable value, and stated at average purchase cost. Net realizable value is the estimated selling price in the normal course of business, less execution costs and selling expenses. Imports in transit are stated at the accumulated cost of each import transaction.

(e)	Prepayments for aircraft

Prepayments for aircraft are deposits made to aircraft manufacturers. Amounts paid are stated as advances, considering that at the time of payment the type of leasing agreement that will be adopted is yet to be agreed upon. Past experience shows that the return of prepaid amounts at the time when the aircraft is delivered by the manufacturer is probable.

(f)	Deferred income tax and social contribution

Deferred income tax and social contribution are determined for income tax and social contribution losses and the related timing differentes between the tax calculation bases of assets and liabilities and the book values in the interim financial information. The tax rates currently used to determine these deferred credits are 25% for income tax and 9% for social contribution. (Note 22)

Deferred taxes are recorded to the extent that it is probable that future taxable income will exist to be offset against timing differences and/or tax losses, based on projections of future profits prepared and supported by internal assumptions and future economic scenarios which, consequently, are subject to change.

(g)	Judicial deposits

Deposits are monetarily restated and are deducted from the related liability recorded when there is no likelihood of the amount being recovered.

(h)	Investments in subsidiaries

Investments in subsidiaries are recognized using the equity method of accounting and presented in net income for the year as operating income (or expenses). Should exchange variations of investments in subsidiary companies abroad exist, changes in the investment value arising only from exchange variations are recorded in the “Equity valuation adjustment” account, under the Company stockholders’ equity, and taken to net income for the year only when the investment is disposed of or written-off. For the purposes of determining the share of earnings of associated or subsidiary companies, gains on transactions carried out between the Company and its subsidiaries are eliminated to the extent of the Company interests; unrealized losses are similarly eliminated, unless there is evidence of impairment of the transferred asset in the transaction.

When necessary, the subsidiary´s accounting practices are modified to ensure consistency with the Company´s accounting practices.

Negative goodwill, in the amount of R$ 11,099, resulting from the acquisition of Mercosur is attributed to several economic reasons (art. 21, line of the CVM Instruction 1/78) and will therefore be recognized in net income upon the eventual divestiture or extinction of the investments, in accordance with art. 14, paragraph 4, of CVM Instruction 247/96. In the consolidated financial information, this amount is classified as “other accounts payable”.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE	Unaudited
BRAZILIAN SECURITIES COMMISSION (CVM)	Corporate Legislation
QUARTERLY INFORMATION (ITR)	March 31, 2009
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01 - IDENTIFICATION
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01639-0	TAM S.A.	01.832.635/0001-18

06.01 – Explanatory Notes

(i)	Translation of foreign currencies

Transactions denominated in foreign currencies are translated by using exchange rates ruling at the transaction dates. Assets and liabilities account balances are translated at the exchange rate at the balance sheet date. Exchange gains and losses arising from the settlement of such transactions and the conversion of monetary assets and liabilities denominated in foreign currencies are taken to income.

(j)	Property, plant and equipment

This is recorded at the acquisition, formation or construction cost, plus revaluation carried out by TLA and Mercosur for certain account groups, based on valuations performed by independent appraisers. As allowed for by Law 11,638/07 and CPC Pronouncement 13 – First-time Adoption of Law 11,638/07, the Company adopted the residual value revalued as of December 31, 2007 as the new cost value of revalued items. The revaluation reserve portion relating to depreciated items is transferred (realized) to retained earnings (accumulated deficit) in the same proportion as such items are depreciated. The revaluation reserve portion relating to land will only be transferred (realized) to retained earnings (accumulated deficit) at such time as the land is disposed of.

Depreciation is calculated on the straight-line method at the rates shown in Note 11. Land is not depreciated.

Gains and losses on sales are determined by comparing the selling values to the book value and are shown under non-operating results. When revalued assets are sold, the amounts included in the revaluation reserve are transferred to retained earnings.

Engine maintenance expenses are accounted for using the built-in overhaul method. Under this method, direct costs associated with parts to be replaced during maintenance are recorded as individual components of property, plant and equipement and are capitalized and depreciated over their useful lives, which is defined as the period until the next major overhaul. Maintenance expenses incurred for other engines not included in property, plant and equipment, under operating leases, are recorded as maintenance expense when incurred. This accounting treatment is based on IBRACON’s Technical Interpretation 01/2006.

(k)	Intangible assets

Acquired computer software licenses are capitalized and amortized over their estimated useful lives, for the period stated in Note 12.

Expenses for software development or maintenance are recorded as expenses as incurred. Expenditure directly associated with identifiable, unique software that is controlled by the Company and will probably give rise to economic benefits higher than its costs for more than one year, is recorded as intangible assets. Direct expenses include the compensation of employees with the software development team and an appropriate share of the related overhead.

Software development expenses recorded as assets are amortized on a straight-line basis over its useful life, for the period stated in Note 12.

(l)	Asset impairment

Plant, property and equipment, as well as other non-current assets, including goodwill and intangible assets, are reviewed on an annual basis for impairment, or whenever events or changes in circumstances suggest that the book value may not be recoverable. In this case, the recoverable value is computed to determine whether a loss occurred. When a loss occurs, it is recognized as the excess of book value over recoverable value, which is the higher of the asset net selling price or value at use. For valuation purposes, assets are grouped in the smallest asset groups giving rise to separately identifiable cash flows.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE	Unaudited
BRAZILIAN SECURITIES COMMISSION (CVM)	Corporate Legislation
QUARTERLY INFORMATION (ITR)	March 31, 2009
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01 - IDENTIFICATION
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01639-0	TAM S.A.	01.832.635/0001-18

06.01 – Explanatory Notes

(m)	Commercial leasing

Commercial leasing agreements of property, plant and equipment where the Company bears substantially all risks and benefits of ownership, are classified as finance leases. Finance leases are recorded as if they were a financed purchase and, at the lease´s inception, a property, plant and equipment asset and a financing liability (leasing) are recognized. Property, plant and equipment purchased under finance leases are depreciated at the rates shown in Note 11.

Commercial leasing agreements where a significant portion of ownership risks and benefits remains with the lessor are classified as operating leases. Payments made for operating leases (net of all incentives received from the lessor) are taken to income on the straight-line method over the lease term.

The gains or losses on the sale of an asset that results in a subsequent financial lease must be deferred and amortized by the seller, who then becomes the lessee, by maintaining the proportion of lease payments over the estimated period of use of the asset, even when, legally, the transactions are considered as separate, legally perfect transactions.

(n)	Provisions

The Company records provisions when it has a present liability, whether legal or constructive, as a result of past events and it is probable that a payment will be required to settle the liability, and its amount can be reliably estimated.

(o)	Advance ticket sales

Advance ticket sales represent the liability related to tickets sold and not yet used in the last twelve months. Such amounts are recognized as income when the service is actually rendered or when the tickets expire.

(p)	Employee benefits

i.            Pension plan liabilities

For defined contribution plans, the Company makes contributions to open or closed management pension plans on a mandatory, contractual or voluntary basis. Once the contributions are made, the Company has no further liability for additional payments. Regular contributions comprise the net periodic costs of the period when they are due and, accordingly, are included in personnel expenses.

ii.          Profit sharing and bonuses

Profit sharing and bonuses are usually recognized at the end of the year, at which time their amount can be reliably measured by the Company.

iii.         Stock-based compensation

The Company offers its employees and officers stock-based compensation schemes, which are settled via Company shares. Under such schemes, the Company receives services in consideration for stock options. The fair value of options awarded is expensed during the vesting period, during which specific vesting conditions must be met. At the balance sheet date, the Company reviews its estimates of the number of options to become vested based on those conditions. The Company recognizes the impact of the review of the original estimates, if any, in the statement of income, with a contra entry to stockholders’ equity, on a prospective basis.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE	Unaudited
BRAZILIAN SECURITIES COMMISSION (CVM)	Corporate Legislation
QUARTERLY INFORMATION (ITR)	March 31, 2009
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01 - IDENTIFICATION
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01639-0	TAM S.A.	01.832.635/0001-18

06.01 – Explanatory Notes

(q)	TAM Loyalty Program

The Company sponsors a program (TAM Loyalty Program) to award frequent flyers, whereby points are accumulated when flying with TAM or partner airline companies, or when making purchases using the TAM Loyalty Program credit card, or using the services and products of commercial partners.

Revenues resulting from the TAM Loyalty Program partnerships, from credit cards, hotels, car rental and others are recorded when the points are issued to the participants. The other revenues from the Loyalty Program resulting from partnerships are recorded when they are received.

(r)	Loans

Loans obtained are initially recorded upon receipt of funds, net of transaction costs. Subsequently, they are stated at amortized cost, that is, including charges and interest on a pro rata basis, net of repayments made.

Non-convertible debentures are recorded similarly to loans.

(s)	Consolidated interim financial information

The consolidated interim financial information include the financial information of TAM S.A. and its direct and indirect subsidiaries, as listed below:

		Economic ownership (%)
	Date of consolidated financial information	2009	2008

TLA	March 31,2009	100.00	100.00
Fidelidade (i)	March 31,2009	99.99	99.99
TAM Capital (ii)	March 31, 2009	100.00	100.00
TAM Financial 1 (ii)	March 31, 2009	100.00	100.00
TAM Financial 2 (ii)	March 31, 2009	100.00	100.00
Mercosur	February 28, 2009	94.98	94.98
TP Participações	March 31, 2009	99.99	99.99
Fundo Spitfire II (Exclusive investment fund ) (iii)	March 31,2009	100.00	100.00

The same accounting practices were applied for all consolidated companies, consistently with those applied in the preceeding year.

(i) The consolidated inetrin financial information of the TLA, which were taken as a basis for consolidation, consider the sales of it consolidated subsidiary Fidelidade.

(ii) As these foreign investees do not have administrative autonomy, they were included in TLA’s interim financial information, pursuant to CPC 02.

(iii) TAM has a 30% direct and 70% indirect interest in this fund through its investee TLA. In August 2004, CVM issued Instruction  408/04 that determined that EPEs should be included in the consolidated interim financial information of public companies. Subsequently, on February 25, 2005, CVM Circular Letter 01/2005 set out further clarifications to support the concept of investments liable to consolidation. This fund was consolidated based on these CVM instructions.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE	Unaudited
BRAZILIAN SECURITIES COMMISSION (CVM)	Corporate Legislation
QUARTERLY INFORMATION (ITR)	March 31, 2009
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01 - IDENTIFICATION
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01639-0	TAM S.A.	01.832.635/0001-18

06.01 – Explanatory Notes

The consolidation includes the assets, liabilities and income accounts, in proportion to the total interests held of the capital of the related subsidiaries.

Intercompany balances and transactions, including current accounts, dividends receivable, income and expenses were eliminated on consolidation.

Transactions and balances with related parties, stockholders and investees are described in the respective notes.

(t)	Revenue recognition

Results of operations are determined on the accruals basis of accounting. Revenue is recognized as follows:

i.	air transportation revenues (passengers and cargo) are recognized when transportation services are rendered;

ii.	tickets sold but not yet used related to advance ticket sales are recorded as current liabilities;

iii.	revenue for unused tickets is recognized on the ticket expiration date, which is one year after the issuance date of the ticket; and

iv.
other operating revenues represented by fees arising from alterations to flight reservations, sub-lease of aircraft and other services are recognized when the service is provided. Other operating revenues also includes revenue from partnerships with the Loyalty program for frequent flyers ("TAM Loyalty Program'') which is recognized when the points are issued to participants.

Interest income is recognized on a pro rata basis, taking into account the principal outstanding and rates in effect up to maturity .

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE	Unaudited
BRAZILIAN SECURITIES COMMISSION (CVM)	Corporate Legislation
QUARTERLY INFORMATION (ITR)	March 31, 2009
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01 - IDENTIFICATION
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01639-0	TAM S.A.	01.832.635/0001-18

06.01 – Explanatory Notes

3	Marketable securities

	Parent company		Consolidated

	03.31.2009	12.31.2008	03.31.2009	12.31.2008

In local currency
Exclusive investment funds
Cash	115	63	118	206
Government securities	188,109	222,501	192,957	727,292
Private securities	80,490	72,940	82,565	238,421
Overnight	53,555	28,104	54,935	91,864
	322,269	323,608	330,575	1,057,783

Austrian note	86,027	84,124	86,027	84,124
Bank deposit certificates – CDB			34,517	11,164

	408,296	407,732	451,119	1,153,071
In foreign currency
Time deposits			709,268	644,642
Overnight			7,178	11,092
Other			31,494

			747,940	655,734

	408,296	407,732	1,199,059	1,808,805

Cash and cash equivalents	(241,779)	(250,895)	(712,255)	(1,251,262)

Total	166,517	156,837	486,804	557,543

Current	(80,490)	(156,837)	(244,532)	(557,543)

Non current	86,027		242,272

All marketable securities are measured at their fair value through profit and loss and held for active and frequent trading.

Management of marketable securities in the domestic market is primarily performed via exclusive investment funds. This structure follows high transparency and corporate governance standards. The custody of securities and units of funds and the management of funds are carried out by an independent management institution. The mandates and regulations are consistent within each type of management and are subject to clear limits and measurement methods for market, credit and liquidity risks. In addition to inspection by the CVM, each fund is subject to the examination of independent auditors. The average profitability of these funds was 12.06% for the three month period ended 03.31.2009 (12.31.2008  – 11.33%).

Investments in international markets essentially comprise time deposits, notes and overnight transactions with first tier banks with which the Company maintains business relationships. For the three month period ended at March 31, 2009 the average profitability of these investments was -0.02% (12.31.2008. – -4.89%).

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE	Unaudited
BRAZILIAN SECURITIES COMMISSION (CVM)	Corporate Legislation
QUARTERLY INFORMATION (ITR)	March 31, 2009
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01 - IDENTIFICATION
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01639-0	TAM S.A.	01.832.635/0001-18

06.01 – Explanatory Notes

4	Accounts receivable – Consolidated

(a)	Breakdown of balances

			03.31.2009	12.31.2008

	Domestic	International	Total	Total

Credit cards	793,338	49,810	843,148	701,013
Travel agencies	325,564	47,081	372,645	273,939
Partners – Loyalty Program	67,706		67,706	59,507
Account holders	33,293	821	34,114	39,687
Other airlines	8,238		8,238	10,168
Cargo agencies	19,627	41,830	61,457	79,973
Prepaid checks	34,854		34,854	33,389
Other	23,813	12,820	36,633	34,239

Total	1,306,433	152,362	1,458,795	1,231,915

Allowance for doubtful accounts (*)	(59,376)	(19,391)	(78,767)	(74,676)

Total	1,247,057	132,971	1,380,028	1,157,239

*The Company considered for the purpose of this allowance, all the amounts overdue for more than 180 days, except for amounts that have guarantees.

(b)	Aging list – Receivables by due date

Breakdown	03.31.2009	12.31.2008

Not yet due	1,336,495	1,119,068
Overdue
Up to 60 days	25,689	20,651
From 61 to 90 days	2,395	3,796
From 91 to 180 days	6,692	2,482
From 181 to 360 days	17,763	27,572
Over 360 days	69,761	58,346

	1,458,795	1,231,915

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE	Unaudited
BRAZILIAN SECURITIES COMMISSION (CVM)	Corporate Legislation
QUARTERLY INFORMATION (ITR)	March 31, 2009
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01 - IDENTIFICATION
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01639-0	TAM S.A.	01.832.635/0001-18

06.01 – Explanatory Notes

(c)	Changes in the allowance for doubtful accounts

	03.31.2009	12.31.2008

Balance at the beginning of the quarter	74,676	50,240

Additions (recorded as selling expenses)	4,134	25,047
Recoveries	(43)	(611)

Balance at the end of the quarter	78,767	74,676

5	Inventories - Consolidated

(a)	Breakdown of balances

	03.31.2009	12.31.2008

Spare parts and materials for repairs and maintenance	285,678	281,679
Other inventories	30,685	20,360

Total	316,363	302,039
Provision for losses and obsolescence	(66,319)	(70,483)

Total	250,044	231,556

“Other inventories” is mainly composed of uniforms, stationery and catering items.

(b)	Changes in the provision for inventory obsolescence

	03.31.2009	12.31.2008

Balance at the beginning of the quarter	70,483	53,180

Reversals	666	17,303
Additions	(4,830)

Balance at the end of the quarter	66,319	70,483

6	Taxes recoverable

	Parent Company		Consolidated
	03.31.2009	12.31.2008	03.31.2009	12.31.2008

Income tax and social contribution	20,747	20,421	71,509	71,183
Contribution to Social Integration Program (“PIS”) and Contribution to Social Security Financing (“COFINS”)			2,362	2,358
Tax on Sale of Goods and Services (“ICMS”)			41,099	34,340
Withholding income tax	6,485	6,229	15,602	6,520
Taxes collected in other countries			17,509	17,736
Other			2,040	1,805

	27,232	26,650	150,121	133,942

Current	(27,232)	(26,650)	(134,627)	(120,712)

Non-current			15,494	13,230

The non-current balance is included within “ other accounts receivable”.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE	Unaudited
BRAZILIAN SECURITIES COMMISSION (CVM)	Corporate Legislation
QUARTERLY INFORMATION (ITR)	March 31, 2009
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01 - IDENTIFICATION
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01639-0	TAM S.A.	01.832.635/0001-18

06.01 – Explanatory Notes

7	Advances to aircraft manufacturers and maintenance - Consolidated

At March 31,2009, as part of the Company’s long term fleet plan, advances had been made to aircraft manufactures in the amount of R$ 488,326 (12.31.2008 – R$ 494,964), equivalent to US$ 210,922 thousand (12.31.2008 – US$ 211,795 thousand). Of this total, R$ 90,889 (12.31.2008 – R$ 143,680) relates to aircraft with delivery scheduled for the next year.

Amounts paid are recorded as advances, considering that at the time the payment is made the type of leasing agreement to be used is yet to be determined. Past experence shows that the refunding of prepaid amounts, upon delivery of aircraft by manufacturers is probable.

For further repairs of aircraft (and related parts), at March 31, 2009, payments had been made into maintenance reserves, in the amount of R$ 450,552 (12.31.2008 – R$ 432,839) equal to US$ 194,606 thousand (12.31.2008 – US$ 185,211 thousand).

The maintenance reserve is a guarantee for the aircraft owner that the returned aircraft can be restored to its original condition. Certain aircraft leasing agreements require that advance deposits be made on behalf of the lessor, with maintenance reserve funds, at a restricted bank account in the lessor’s name. The lessor may withdraw funds from this account if the required maintenance is not carried out upon return of the aircraft. Should TLA perform the maintenance of the aircraft or its parts, such as fuselage, engines, landing gear, among others, it can request that the lessor return the related amount, which will otherwise revert to the owner. Considering that TLA performs the maintenance of all its aircraft in accordance with its regular maintenance program, the Company considers that all advances will be reimbursed.

8	Deposits in guarantee - Consolidated

Deposits and collateral relating to the lease of aircraft and engines are denominated in U.S. dollars, plus any interest that may vary according to the London Interbank Offered Rate ("LIBOR''), and a spread of 1% per annum. The terms for redemption are defined in the lease contracts. At March 31, 2009 the balance of deposits was R$ 91,411 (12.31.2008 – R$ 116,135).

9	Investments

(a)	Breakdown of balances

	Parent Company		Consolidated

	03.31.2009	12.31.2008	03.31.2009	12.31.2008

Ownership interest in subsidiaries	739,281	675,648
Negative goodwill on acquisition of subsidiaries(*)	(11,099)	(11,099)
Other investments			70	70

	728,182	664,549	70	70

(*) Negative goodwill on acquisition of subsidiaries is included in the non – current “other accounts payable” in the consolidated interim  financial information.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE	Unaudited
BRAZILIAN SECURITIES COMMISSION (CVM)	Corporate Legislation
QUARTERLY INFORMATION (ITR)	March 31, 2009
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01 - IDENTIFICATION
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01639-0	TAM S.A.	01.832.635/0001-18

06.01 – Explanatory Notes

(b)	Information on subsidiaries

				03.31.2009	12.31.2008	03.31.2008
	TLA	Mercosur	TP	Total	Total	Total

Number of shares
Total	2,064,602	87,653	30,100
Held	2,064,602	83,253	30,099
Ownership interest percentage	100.00	94.98	99.99

Stockholders’ equity	650,501	93,441	30
Net income for the quarter	44,607	12,561

Book value of investment	650,501	88,750	30	739,281	675,648
Equity share of earnings	44,607	11,930		56,537		48,899

(c)	Changes in investments – Parent Company

	TLA	Mercosur	TP	Total

Balances on December 31, 2008	596,323	79,295	30	675,648

Cumulative Translation Adjustments		(2,475)		(2,475)
Reversion of revaluation reserve	5,891			5,891
Equity share of income	44,607	11,930		56,537
Stock option plan	3,680			3,680

Balances on March 31, 2009	650,501	88,750	30	739,281

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE	Unaudited
BRAZILIAN SECURITIES COMMISSION (CVM)	Corporate Legislation
QUARTERLY INFORMATION (ITR)	March 31, 2009
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01 - IDENTIFICATION
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01639-0	TAM S.A.	01.832.635/0001-18

06.01 – Explanatory Notes

10	Related party transactions

(a)	Balances and transactions

					03.31.2009	03.31.2008

	TAM	TLA	Mercosur	Fidelidade	Total	Total

TAM
Interest on stockholders’ equity and dividends receivable						55,361
Current payables – intercompany loans		(24,119)			(24,119)	(536)

TLA
Accounts receivable			1,769	80,618	82,387	57,756
Long-term receivables – intercompany loans	24,119				24,119	536
Interest on stockholders’ equity and dividends payable						(55,361)
Other operating income			10,116		10,116	7,459
Accounts payable						(5,351)

Mercosur
Cost of services rendered (*)		(10,116)			(10,116)	(7,459)
Accounts receivable						5,351
Accounts payable (deposits in guarantee)		(1,769)			(1,769)	(1,242)

Fidelidade
Accounts payable		(80,618)			(80,618)	(56,514)

	24,119	(116,622)	11,885	80,618

* Aircraft sub-leasing, maintenance and insurance.

For the three month period ended at March 31, 2009, TLA received from Táxi Aéreo Marília S.A. (“TAM Marília”), a company under common control, R$ 14 (03.31.2008 – R$ 61), as reimbursement for the use of its infra structure, being mainly the importation areas and human resources. This amount was credited to “cost of services rendered”. TAM Marília and TAM have common indirect stockholders.

On May 11, 2007, TLA and TAM Marília agreed to share the utilization of a hangar located by the Sao Paulo Congonhas airport, for a period of 10 years. TLA paid R$ 15,500 upfront to TAM Marília and is entitled to use the facilities and the infra-structure of the hangar, providing the same cargo services, as those previously provided in the cargo terminal. The total amount was established based on valuation reports performed by independent companies, reflecting the economic benefit obtained by the use of such a location in TLA cargo activities. The amount recognized in earnings from the deferral of such costs for the three month period ended at March 31, 2009 amounted to R$ 387 (03.31.2008 – R$ 384).

The Company and its subsidiaries signed a contract in March, 2005 with TAM Milor Táxi Aéreo, Representações, Marcas e Patentes S.A. ("TAM Milor") for the right to use the "TAM" brand. This contract is valid for a term identical to the current passenger air transport concession of TLA and establishes a monthly fee, adjusted annually by the IGP-M inflation index, totaling R$ 4,036 for the three month period ended at March 31, 2009 (03.31.2008 – R$ 3,703), recorded within “Administrative expenses”.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE	Unaudited
BRAZILIAN SECURITIES COMMISSION (CVM)	Corporate Legislation
QUARTERLY INFORMATION (ITR)	March 31, 2009
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01 - IDENTIFICATION
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01639-0	TAM S.A.	01.832.635/0001-18

06.01 – Explanatory Notes

(b)	Compensation of key managerial personnel

Key managerial personnel includes members of the board of directors, CEO, vice presidents and statutory officers. The compensation paid or payable for services provided by employees is stated as follows:

	03.31.2009	03.31.2008

Salaries	2,554	3,015
Profit sharing and bonuses	9,358	8,754
Other benefits	205	213

	12,117	11,982

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE	Unaudited
BRAZILIAN SECURITIES COMMISSION (CVM)	Corporate Legislation
QUARTERLY INFORMATION (ITR)	March 31, 2009
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01 - IDENTIFICATION
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01639-0	TAM S.A.	01.832.635/0001-18

06.01 – Explanatory Notes

11	Property, plant and equipment – Consolidated

(a)	Breakdown of balances

	Flight equipment	Land and buildings	IT equipment	Machinery and equipment	Leasehold improve- ments	Construc- tion in progress	Others	Total

Total cost	5,823,237	206,114	108,653	76,066	33,680	59,650	84,112	6,391,512
Accumulated depreciation	(1,572,635)	(17,339)	(60,640)	(37,779)	(6,693)		(50,983)	(1,746,069)

Net book value at December 31, 2007	4,250,602	188,775	48,013	38,287	26,987	59,650	33,129	4,645,443

Total cost	9,056,889	262,535	140,061	110,489	55,108	36,206	96,376	9,757,664
Accumulated depreciation	(1,964,350)	(34,383)	(81,379)	(46,492)	(10,868)		(57,568)	(2,195,040)

Net book value at December 31, 2008	7,092,539	228,152	58,682	63,997	44,240	36,206	38,808	7,562,624

Additions	317,670		186	7,362	5,148	318	2,652	333,336
Transfer
Disposals/Write-off		(79)	(316)	(94)	(8)		(174)	(671)
Depreciation	(132,366)	(1,387)	(5,164)	(2,213)	(1,392)		(1,932)	(144,454)

Balance at March 31, 2008	7,277,843	226,686	53,388	69,052	47,988	36,524	39,354	7,750,835

Total cost	9,374,559	262,456	139,931	117,757	60,248	36,524	98,854	10,090,329
Accumulated depreciation	(2,096,716)	(35,770)	(86,543)	(48,705)	(12,260)		(59,500)	(2,339,494)

Value	7,277,843	226,686	53,388	69,052	47,988	36,524	39,354	7,750,835

Average annual depreciation rates - %	7.08	2.39	20.00	10.00	10.00		14.86

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE	Unaudited
BRAZILIAN SECURITIES COMMISSION (CVM)	Corporate Legislation
QUARTERLY INFORMATION (ITR)	March 31, 2009
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01 - IDENTIFICATION
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01639-0	TAM S.A.	01.832.635/0001-18

06.01 – Explanatory Notes

“Flight equipment” includes aircrafts, engines and spare parts. The additions include aircraft that were considered as financial leasing under CPC 06 – Commercial Leasing Transactions. At March 31, 2009, the Company recorded 66 aircraft under this type of leasing. The acquisition cost of such airplanes and associated liabilities, recorded based on the original value of financial leasing agreements, totaled R$ 8,043,700, and their related accumulated depreciation was R$ 1,544,536, all amounts recorded in the balance sheet. The depreciation of the aircraft considers an estimated useful life of 25 to 30 years. The depreciation expense taken to income for the three month period ended March 31, 2009, as a result of the capitalization of aircraft finance lease agreements, amounted to R$ 107,912 (03.31.2008 - R$ 73,083).

“Construction in progress” is mainly composed of improvements carried out at the São Carlos Technology Center. “Other” is mainly composed of furniture and vehicles ..

Properties and improvements of the subsidiary TLA have been mortgaged as guarantees for loans (Note 13) in the amount of R$ 110,499 (12.31.2008 – R$ 110,499).

12	Intangible - Consolidated

	IT Projects	Software and other intangibles	Total

Total cost	102,336	67,494	169,830
Accumulated amortization		(17,738)	(17,738)

Balance at December 31, 2008	102,336	49,756	152,092

Additions	8,873	371	9,244
Write off	(2,720)		(2,720)
Amortization		(6,408)	(6,408)

Balance at March 31, 2009	108,489	43,719	152,208

Total cost	108,489	67,866	176,355
Accumulated amortization		(24,147)	(24,147)

Net book value	108,489	43,719	152,208

Software is recorded at coss less accumulated amortization and impairment. Expenditure for development of projects and software, including the costs of materials, third-parties’ worked hours and other direct costs, are recognized when it is probable that they will be successful, taking into account their commercial and technological feasibility, and only when their cost can be reliably measured. Such expenses are amortized on the straight-line method over the period of the expected benefits. As to Company development projects still underway, it is expected that they will be amortized as from 2009, upon becoming operational. The anticipated amortization period is 3-10 years, depending on the useful life of each project.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE	Unaudited
BRAZILIAN SECURITIES COMMISSION (CVM)	Corporate Legislation
QUARTERLY INFORMATION (ITR)	March 31, 2009
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01 - IDENTIFICATION
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01639-0	TAM S.A.	01.832.635/0001-18

06.01 – Explanatory Notes

13	Loans and financing – Consolidated

	Guarantees	Interest rate (Effective rate for 2009 and 2008)	Payment terms and year of last payment	03.31.2009	12.31.2008

Local currency

FINEM – Sub credit A	Mortgage of assets and accounts receivable	TJLP + 4.5% p.a (10.8% p.a and 10.8% p.a.)	Monthly until 2011	39,833	43,554
FINEM – Sub credit B	Mortgage of assets and accounts receivable	Basket of currencies BNDES + 3.0% p.a (10.5% to 11.9% p.a )	Monthly until 2012	7,282	7,984
Other				8,654	9,261

				55,769	60,799
Foreign currency

FINIMP	Promissory note US$ 23,593 thousand	Annual LIBOR + 0.9% p.a. to 5.7% p.a. (5.3% p.a and 6.4% p.a.)	Annual until 2010	248,363	167,289
International Finance Corporation (“IFC”)	Deposits in guarantee US$ 2,500 thousand	6 months LIBOR + 3.0% p.a (6.6% and 7.7 %p.a.)	Half-yearly until 2012	52,628	52,393
Leasing renegotiation	Letter of guarantee	Fixed installments of US$ 55 thousand	Monthly until 2022	13,706	14,013
Financing – Pre- delivery payment	Unconditional guarantee	Monthly LIBOR + 0,6% p.a. (1.1% p.a and 4.8%p.a)	Monthly until 2011	109,535	107,074

				424,232	340,769

Total				480,001	401,568

Current				(305,691)	(191,835)

Non-current				174,310	209,733

FINIMP – Import Financing, FINEM – Government agency financing for machinery and equipment, TJLP – Long term interest rate and CDI – Interbank deposit rate

Non - current maturities are as follows :

Year	03.31.2009	12.31.2008

2010	22,692	60,573
2011	135,232	132,559
2012	5,543	5,531
2013	1,086	1,221
2014	967	976
After 2014	8,790	8,873

	174,310	209,733

On May 21, 2007 TAM entered into a loan agreement with Calyon Bank and other banks to finance up to US$ 330.9 million of pre-delivery payment operations (pre-delivery payment – PDP) made to Boeing for the delivery of four Boeing aircraft with firm purchase orders and delivered in 2008. On March 31, 2009 the balance of this loan had been settled (12.31.2008 - R$ 356).

On December 28, 2007, TAM entered into a loan agreement with bank BNP Paribas to finance up to US$ 117.1 million of pre-delivery payments for thirty Airbus aircrafts contracted with the French manufacturer with firm purchase orders and deliveries scheduled between 2008 to 2010. As at March 31, 2009, the balance of this loan was R$ 109,535. (12.31.2008 – R$ 106,718).

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE	Unaudited
BRAZILIAN SECURITIES COMMISSION (CVM)	Corporate Legislation
QUARTERLY INFORMATION (ITR)	March 31, 2009
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01 - IDENTIFICATION
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01639-0	TAM S.A.	01.832.635/0001-18

06.01 – Explanatory Notes

In 2005, TAM entered into a FINIMP-type loan agreement primarily with banks Unibanco and Banco do Brasil, to finance imports of engines and aircraft parts of up to US$ 8,805 thousand, which were settled in December 2008, except for a renegotiated portion with Banco do Brasil for US$ 4,719 thousand, maturing in November 2009. In 2006, funds were raised from Unibanco in the amount of US$ 37,885 and maturing until July 2009. In 2008, for this same purpose, funds were obtained from banks Unibanco, HSBC, Itaú, Santander and Banco do Brasil in the amount of US$ 84,996 thousand, maturing up to September 2010. At March 31, 2009, the balance of this type of financing was R$ 248,363 (12.31.2008 – R$ 167,289)

On March 31, 2009 , the Company is not subject to any obligations under loan agreements, such as compliance with certain financial indices, limits on the issue of financial debt, and priority in the repayment of loans.

14	Finance Leases – Consolidated

	Monthly payments with final due date in	03.31.2009	12.31.2008

In local currency
IT equipment	2012	31,620	27,551

Foreign currency

Aircraft	2020	6,159,594	6,176,550
Engines	2017	235,259	244,379

Total		6,426,473	6,448,480

Current		(705,429)	(680,440)

Non-current		5,721,044	5,768,040

The lease obligations above are secured by letters of guarantee issued by the Company and deposits in guarantee.

Non - current maturities are as follows:

Year	03.31.2009	12.31.2008

2010	484,358	631,994
2011	652,428	644,124
2012	639,029	631,094
2013	699,496	691,865
2014	670,844	640,961
After 2014	2,574,889	2,528,002

	5,721,044	5,768,040

At March 31, 2009, the Company has 66 aircrafts (12.31.2008 – 64 aircrafts) recorded under finance leases.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE	Unaudited
BRAZILIAN SECURITIES COMMISSION (CVM)	Corporate Legislation
QUARTERLY INFORMATION (ITR)	March 31, 2009
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01 - IDENTIFICATION
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01639-0	TAM S.A.	01.832.635/0001-18

06.01 – Explanatory Notes

15	Commitments - Consolidated

(a)	Operating lease contracts – Consolidated

TLA has obligations arising under aircraft operating lease contracts of the simple operating type. Amounts corresponding to these lease commitments are not reflected in the balance sheet because the agreements do not include purchase options for the aircraft subject to the lease agreements by TLA or any related party TAM has 66 aircraft under the simple type of operating lease (12.31.2008 – 65 aircraft). These agreements have an average term of 125 months and are denominated in U.S. dollars plus LIBOR. The leasing expense, recognized in the consolidated statement of income in “Costs of services rendered”, was R$ 165,776 for the three month period ended at March 31, 2009 (03.31.2008 – R$ 121,890).

For most of the operations the Company offered letters of guarantee issued by the Company or deposits in guarantee.

In addition, to meet the payment conditions established by contract, promissory notes guaranteed by the Company were issued, totaling US$ 33,808 thousand as at March 31, 2009 (12.31.2008 – US$ 36,492 thousand).

Future disbursements due under these agreements (expressed for purpose of convenience in U.S. dollars, at the balance sheet exchange rates) are as follows:

	Monthly payments with final due date in	In thousands of US dollars
		03.31.2009	12.31.2008

Foreign currency

Aircraft	2017	963,119	1,035,103
Engines	2014	26,872	25,995

Total		989,991	1,061,098

Future disbursements due by year are as follows:

	In thousands of US dollars

Year	03.31.2009	12.31.2008

2009	168,293	231,401
2010	214,147	219,431
2011	202,933	207,573
2012	169,390	172,899
2013	114,808	115,058
After 2013	120,420	114,736

	989,991	1,061,098

(b)	Commitments for future aircraft leases

i.	Airbus:

Since 1998, TLA had firm orders to purchase new Airbus aircraft. The final one was delivered in September 2008.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE	Unaudited
BRAZILIAN SECURITIES COMMISSION (CVM)	Corporate Legislation
QUARTERLY INFORMATION (ITR)	March 31, 2009
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01 - IDENTIFICATION
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01639-0	TAM S.A.	01.832.635/0001-18

06.01 – Explanatory Notes

In 2005, the Company executed an amendment to the contract with Airbus for the firm order of 20 Airbus A320, the remaining 9 of which are to be delivered by 2010, with an option for 20 more of the same aircraft family (including A319, A320 and A321).

In 2006 the Company finalized the contract to acquire a further 37 Airbus aircraft (31 aircraft narrow body family A320 and 6 A330) for delivery by 2012. The options under the contract from 2005 were transferred to the 2006 contract.

On December 29, 2008, the Company executed an amendment to the contract  of 2006 to postpone the delivery of aircraft by 2014.

On January 21, 2008, the Company also executed a contract for the purchase of 22 Airbus A350XWB models 800 and 900, with options for 10 more, with delivery between 2013 and 2018.

Additionally, during the year the Company confirmed the exercise of four Airbus A330 options, of which will be delivered in 2010 (two) and the other in 2011, in connection with the agreement entered into at the end of 2006. TAM also confirmed the twenty options that had been postponed from 2005 to 2006 and the anticipted delivery before the end of 2014.

ii.	Boeing:

In 2006, the Company ordered 4 Boeing 777-300ER, which were delivered in 2008, with options for 4 additional aircraft. In 2008, the Company confirms the exercise of four aircraft options, which were delivered in 2012. Additionally, TAM executed an amendment for more two options, which were expected to be delivered in 2013.

16	Reorganization of the Fokker 100 Fleet - Consolidated

Pursuant to the agreement to return the Fokker 100 fleet, on December 19, 2003, TLA cancelled 19 lease agreements then outstanding, of which ten were finance leases and nine were operating leases. As a result, TLA agreed to pay a contractual rescission penalty in 30 consecutive quarterly installments, between April 2004 and July 2011 in the principal amount of R$ 94,188. The Company issued letters of guarantee as security.

TLA also renegotiated the rescheduled overdue instalments with an the original amount of R$ 49,599.

On March 31, 2009, the total value of the commitment was R$ 52,304 (12.31.2008 – R$ 51,186), equivalent to US$ 22,592 thousand (12.31.2008 – US$ 21,903 thousand), R$ 20,656 of which (12.31.2008 - R$ 18,623) is classified in current liabilities.

Non-current maturities have the following breakdown:

	Consolidated

Year	03.31.2009	12.31.2008

2010	15,583	20,973
2011	16,065	11,590

	31,648	32,563

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE	Unaudited
BRAZILIAN SECURITIES COMMISSION (CVM)	Corporate Legislation
QUARTERLY INFORMATION (ITR)	March 31, 2009
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01 - IDENTIFICATION
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01639-0	TAM S.A.	01.832.635/0001-18

06.01 – Explanatory Notes

17	Deferred gains on sale-leaseback transactions - Consolidated

Pursuant to CPC 06 – Commercial Leasing Transactions, a sale and leaseback transaction involves the sale of an asset and the leaseback of this same asset by the purchaser to the seller. Gains or losses on sale of the asset in question should be deferred and amortized by the seller, which thus becomes the lessee, in accordance with the proportion of leasing payments over the estimated period of usage of the asset.

The Company´s gains on sale-leaseback transactions arise from aircraft sale transactions carried out between 2001 and 2003. At March 31, 2009, the remaining balance with respect to such gains totaled R$ 139,419 (12.31.2008 – R$ 147,441), to be fully amortized by 2013.

18	Advance ticket sales - Consolidated

At March 31, 2009, the balance recorded as advance ticket sales in the amount of R$ 784,289 (12.31.2008 – R$ 819,780), is represented by 2,927,459 (12.31.2008 – 2,835,019) tickets sold but not yet used.

19	Provision for contingencies and judicial deposits – Consolidated

(a)	Contingent Liabilities

Management of the Company and its subsidiaries recorded provisions for contingencies in all cases where loss by the Company is deemed probable, as judged by the Company’s external legal counsel. As at March 31, 2009 and December 31, 2008, the value of provisions and corresponding judicial deposits recognized were as follows:

		Additions		Write-offs
Descriptrion	12.31.2008	New claims	Monetary restatement	Reversal	Payments	03.31.2009

IRRF	13,446		203			13,649
PIS and COFINS (i)	392,150		6,485			398,635
Additional tariff (ii)	420,338	12,314	9,415			442,067
Staff fund (iii)	100,421	6,370	3,101			109,892
Labor	24,181	3,744	442		(2,941)	25,426
Civil	63,520	7,884	47		(5,185)	66,266
Other	18,672		542			19,214

Total	1,032,728	30,312	20,235		(8,126)	1,075,149

Judicial deposits	(84,928)	(6,590)			4,412	(87,106)

Total	947,800	23,722	20,235		(3,714)	988,043

(i)
Corresponds to the discussion of the constitutionality of the increase in the tax base of the PIS and the increase in the contribution and basis of calculation of COFINS, introduced under Law nº 9,718/98. Judicial deposits were made for certain months, and for the others TLA is supported by judicial measures. These amounts, net of judicial deposits, are updated based on the SELIC rate.

On November 9, 2005, the full bench of the Federal Supreme Court ruled that the increase in the tax base was unconstitutional. During the first quarter of 2007 the Company was successful in obtaining a favorable ruling in one process and reversed the related provision for the amount of R$ 7,560, of which R$ 3,496 was recorded to reduce administrative expenses and R$ 4,064 recorded to reduce financial expenses. As at March 31, 2009, five lawsuits had not yet to been finally judged.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE	Unaudited
BRAZILIAN SECURITIES COMMISSION (CVM)	Corporate Legislation
QUARTERLY INFORMATION (ITR)	March 31, 2009
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01 - IDENTIFICATION
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01639-0	TAM S.A.	01.832.635/0001-18

06.01 – Explanatory Notes

(ii)
Corresponds to the collection of 1% on the amount of fares of all tickets sold for regular domestic routes. TLA management, based on the opinion of its external legal counsel, is contesting the constitutionality of this collection, and non-payment is supported by a judicial order.

(iii)
Corresponds to the collection of 2.5% on the monthly payroll for private social welfare and professional training entities. TLA management, based on the opinion of its external legal counsel, is contesting the constitutionality of this collection, and the non-payment is supported by a judicial order.

The Company and its subsidiaries are involved parties in other judicial contingencies involving fiscal, labor and civil claims in the amount of R$ 780,420 as at March 31, 2009 (12.31.2008 - R$ 787,920) for which no provision is considered to be required.

(b)	Contingent Assets

(i)	ICMS

On December 17, 2001 the Federal Supreme Court ruled that domestic and international air passenger transportation revenue, as well as international air cargo transportation revenue was no longer subject to ICMS.

However, based on this ruling, ICMS taxation on domestic air cargo transportation revenue is still due. On March 31, 2009, the provision maintained by the Company totaled R$ 4,958 (12.31.2008 – R$ 6,187), recorded in “Taxes and tariffs payable”. On March 31, 2009, the installments due in more than one year totaled R$ 93 (12.31.2008 – R$ 98), classified within “Other accounts payable”.

Collection of certain ICMS payments made from May, 1989 to May, 1994 were later ruled to have been unconstitutional. TLA has filled several suits, in different states of the country, to claim the amount paid in excess. The Company will recognize the credits, estimated at approximately R$ 55,000 (not rewied) and their final restatement, at such time as the financial recovery of this right has been confirmed by court decisions in its final instance.

(ii)	Indemnification for losses on regulated fares

TLA filed a lawsuit against the Federal Government seeking compensation for economic-financial unbalance in its air transportation concession agreement for fare insufficiency. The unbalance subject of this lawsuit took place in the period from 1988 to 1993, when the fares were regulated by the Federal Government, under the argument that the economic balance of the concession had been broken.

In April 1998, the lawsuit was ruled in the Company’s favor by the Federal Justice, and compensation of R$ 245 million (unaudited )was determined based on a calculation made by an expert. This amount is subject to interest in arrears as from September 1993, and monetary restatement as from November 1994. The First Panel of the Higher Court of Justice accepted the special appeal filed by TLA determining that the Federal Court of Appeals judge the merit of the appeal without intervention from the Public Attorney’s Office.

Management has not recognized in the interim financial information any amount for this compensation and will do so only when the lawsuit is judged in its final instance.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE	Unaudited
BRAZILIAN SECURITIES COMMISSION (CVM)	Corporate Legislation
QUARTERLY INFORMATION (ITR)	March 31, 2009
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01 - IDENTIFICATION
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01639-0	TAM S.A.	01.832.635/0001-18

06.01 – Explanatory Notes

(iii)	Additional airport tariffs (“ATAERO”)

At 2001, TLA filed a claim addressing the legality of the additional airport tariffs (“ATAERO”), which represent an addional 50% on the tariff amount. On March 31, 2009, the amount under discussion totaled approximately R$ 677,609 (12.31.2008 - R$ 641,393), not recognized in the interim financial information.

20	Debentures

Date	Series	Quantity	Nominal value – R$	03.31.2009	12.31.2008

TAM
August 01, 2006	Exclusive	50,000	10,000	509,330	528,542

Current				(9,330)	(28,542)

Non-Current				500,000	500,000

On July 7, 2006, the Board of Directors approved the issue for public distribution of book-entry nominative, non-convertible debentures with no security guarantee or preference but with a guarantee provided by TLA.

The debentures have a face value of R$ 10 and a term of six years, with repayment in three successive, equal, annual payments the first of which falls due on August 1, 2010.

Interest is to be paid every six months at a rate equivalent to 104.5% of CDI as calculated and published by the Clearing House for the Custody and Financial Settlement of Securities (“CETIP”). At March 31, 2009, the actual interest rate was 13.29 % p.a (12.31.2008 – 14.29 % p.a).

The Company will be subject to certain obligations under the debenture contracts, such as compliance with certain financial indices, limits on the issuance of financial debt, and priority in the repayment of debentures. Such requirements will become effective as from 2010, when the debentures will start to be amortized.

21	Senior Notes – Consolidated

On April 25, 2007, TAM Capital concluded the offer of senior notes for a total amount of US$ 300 million with interest of 7.375% p.a., paid half-yearly and with final or sole maturity in 2017, by means of a transaction abroad exempt from CVM filing. The Company registered the securities with the United States Securities and Exchange Commission (“SEC”) on October 30, 2007.

At March 31, 2009, this liability amounted to R$ 716,615 (12.31.2008 – R$ 710,436), equal to US$ 309,526 thousand (12.31.2008 – US$ 303,995 thousand), of which interest of R$ 22,055 (12.31.2008 – R$ 9,336) is classified in current liabilities.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE	Unaudited
BRAZILIAN SECURITIES COMMISSION (CVM)	Corporate Legislation
QUARTERLY INFORMATION (ITR)	March 31, 2009
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01 - IDENTIFICATION
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01639-0	TAM S.A.	01.832.635/0001-18

06.01 – Explanatory Notes

22	Income tax and social contribution - Consolidated

(a)	Reconciliation of income tax and social contribution benefit (expense)

	03.31.2009	03.31.2008

Consolidated income before income tax and social contribution	86,258	83,519

Rates	34%	34%

Resulting income tax and social contribution benefit (expense)	(29,328)	(28,396)

Non-deductible expenses (permanent)	518	(1,918)
Realization of revaluation reserve	(341)	(340)
Unrecognized tax credito n tax losses arising from foreign subsidiaries	(5,322)	(376)
Net income of foreign subsidiary	3,209	707
Other	1,105	(9,924)

	(31,195)	(40,247)

Income tax and social contribution
Current	(1,232)	(10,611)
Deferred	(29,963)	(29,636)

	(31,195)	(40,247)

The above statement reflects the transactions of the Company, TLA and Fidelidade, as Mercosur, as prescribed by the legislation of the country where it operates, is subject to income tax directly on gross sales.

(b)	Breakdown of deferred income tax and social contribution assets

	03.31.2009	12.31.2008

Income tax loss carry forwards	95,283	10,692
Social contribution carry forwards	38,356	5,077

Temporary timing differences
Provision for derivatives loss	286,182	383,855
Provision for contingencies	197,129	187,507
Allowance for doubtful accounts		13,543
Allowance for losses on inventories	22,548	23,964
Incremental cost provision – frequent flyer program	15,128	15,797
Deferred revenue from sale leaseback transation	47,403	50,130
Other	5,363	9,940

Total	707,392	700,505

Current	(60,629)	(58,564)

Non-current	646,763	641,941

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE	Unaudited
BRAZILIAN SECURITIES COMMISSION (CVM)	Corporate Legislation
QUARTERLY INFORMATION (ITR)	March 31, 2009
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01 - IDENTIFICATION
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01639-0	TAM S.A.	01.832.635/0001-18

06.01 – Explanatory Notes

Deferred outstanding taxes resulting from tax losses, social contribution negative basis, and temporary differences were constituted in conformity with CVM Instruction 371 as of June 27, 2002, and consider the profitability history and the expected future taxable income generation grounded in a technical feasibility study.

(c)	Composition of deferred income tax and social contribution liabilities

	03.31.2009	12.31.2008

Revaluation reserve	47,594	49,475
Finance leases	49,527	10,797

Total	97,121	60,272

Current	(4,953)	(1,080)

Non current	92,168	59,192

In accordance with CVM Deliberation 273/98, the revaluation reserve is valued at March 31, 2009 and 2008, net of income tax and social contribution levied on the appreciation determined on aircraft engines and properties. The deferred charges were determined based on the applicable rates for taxing of the amounts of revaluation of subsidiaries.

For the purposes of determining income tax and social contribution on net income for 2008, the companies may elect the Transition Tax Regime – RTT, which allows entities to eliminate the book effects of Law 11,638/07 and MP 449/08, by means of postings to the taxable income determination register (“LALUR”) or to subsidiary ledgers, with no changes in bookkeeping. The election of this regime will be made at the time the Company Income Tax return (DIPJ) for calendar year 2008 is submitted.

23	Stockholders’ equity

(a)	Authorized capital

At March 31, 2009 and 2008, the authorized capital was R$ 1,200,000 and can be increased by means of the issuance of common or preferred shares, upon resolution of the Board of Directors

(b)	Subscribed capital

At March 31, 2009, is comprised of 150,585,147 shares (12.31.2008 – 150,585,147), of which 50,195,049 (12.31.2008 – 50,195,049) are common shares and 100,390,098 (12.31.2008 – 100,390,098) are preferred shares. At the Extraordinary Stockholders' Meeting held on September 19, 2008 was approved the conversion of 9,596,906 common shares into preferred shares.

Common shares confer the right to vote in general meetings.

The preferred shares do not have the right to vote in general meetings, except in relation to certain matters while the Company is listed in Level 2 of BOVESPA. However, they have priority in the distribution of dividends, and in capital reimbursement, without any premium, in the event the Company is liquidated and the right to participate, under the same terms as the common shares, in the distribution of any benefits to the stockholders.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE	Unaudited
BRAZILIAN SECURITIES COMMISSION (CVM)	Corporate Legislation
QUARTERLY INFORMATION (ITR)	March 31, 2009
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01 - IDENTIFICATION
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01639-0	TAM S.A.	01.832.635/0001-18

06.01 – Explanatory Notes

As per the Adhesion Agreement executed with BOVESPA, the Company complies with the requirement to have a free float of 25% of this shares available for sale. Since August, 2007 the free float has been 53.85% (unaudited).

(c)	Treasury stocks

The Board of Directors, at a meeting held on January 30, 2009, in accordance with CVM Instructions 10/80 and 268/97, approved a new program to repurchase Company shares to be kept in treasury or subsequently cancelled or sold, with no capital reduction. Under the program 3,596,629 preferred shares will be repurchased.

Changes in treasury stocks:

	Quantity of shares	Thousands of R$	Average price - Reais (R$)

December 31, 2007

Shares purchased	601,900	17,703	29.41
Shares sold	(199,589)	(6,333)	31.73

December 31, 2008 and March 31, 2009	402,311	11,370	28.26

Shares sold relate to the executive compensation plan approved at the Extraordinary Shareholders’ Meeting of May 16, 2005.

The market value of shares was R$ 12,70 (reais) for preferred shares on March 31, 2009.

(d)	Capital reserve – Share premium account

The premium on the subscription of shares represents the difference between the fair value of the net equity and the nominal amount of the capital increase ..

(e)	Revaluation reserve

The amount realized in proportion to the depreciation of prior period revaluations transferred to retained earnings for the three month period ended at March 31, 2009, amounted to R$ 710 (03.31.2008 – R$ 687). Of the total reserve, R$ 32,225 (12.31.2008 – R$ 32,225) corresponds to the revaluation of land, which will only be realized upon sale.

In accordance with CVM Instruction nº 197/93, the deferred tax charges on the revaluation reserve, which at March 31, 2009, amounted to R$ 47,594 (12.31.2008 - R$ 49,475), are recognized in the statement of operations to the extent that the reserve is realized.

(f)	Stock options plan – incentive plan

CPC 10 – Stock-based Payment requires the measurement and recognition, as cost of employees’ service, of the fair value of shares granted at the award date. This cost will be recorded over the period in which the employee is expected to provide the services under the terms of the award. The fair value of the stock options at the grant date is estimated using the Black-Scholes model. The Company granted certain employees options to purchase shares at below market prices. The fair value of the options granted is expensed in the period over which the services are to be provided.

The Extraordinary Stockholders’ Meeting held on May 16, 2005 authorized the board to use up to 2% of outstanding shares to grant stock options to employees.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE	Unaudited
BRAZILIAN SECURITIES COMMISSION (CVM)	Corporate Legislation
QUARTERLY INFORMATION (ITR)	March 31, 2009
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01 - IDENTIFICATION
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01639-0	TAM S.A.	01.832.635/0001-18

06.01 – Explanatory Notes

These transactions can be summarized as follows:

	Number of shares	Updated exercise price – weighted average – R$

Outstanding as of December 31, 2007	1,943,510	32.10

Exercised	(199,589)	17.21
Granted	(42,593)

Outstanding as of December 31, 2008 and March, 31 2009	1,701,328	37.31

Under the plan terms, options granted are devided into three equal parts, and employees may exercise a third part of their options within three, four and five years, respectively, provided they are still Company employees at that time. The option contractual life is seven years. Shares exercised to date resulted from early retirement and dismissals from the Company.

The option contemplates a “service condition”, whereby the exercise of options depends exclusively on the provision of services by the employee for a predefined period. Dismissed employees are required to comply with certain restrictive conditions to maintain their right to exercise the options.

The Company accounts for its incentive plan in conformity with CPC 10 – Stock-based Payment. Accordingly, the cost was recorded based on the fair value of stock options at the time of granting, as a contra entry to the Company’s equity, as the payment was made in shares. The fair value of such options was estimated by using the Black-Scholes pricing model, using the following assumptions:

	1st grant	2nd grant	3rd grant	Extraordinary grant

Date	12/28/2005	11/30/2006	12/14/2007	9/27/2007
Number of shares	715,255	239,750	780,311	230,000
Exercise price	14.40	43.48	39.67	38.36
Risk-free interest rate	17.93%	13.13%	10.95%	10.82%
Average term	5.5	5.5	5.5	4.5
Expected dividend yield	0.00%	0.32%	0.58%	0.58%
Volatility of shares in the market	34.24%	41.29%	42.30%	40.48%
Prices in the equity market	$ R 45.00	$ R 61.00	$ R 44.03	$ R50.10

The expected volatility is based on the past volatility of Company shares traded on stock exchanges. The average remaining contractual life is based on the expected exercise.

At March 31, 2009, the fair values of the grants amounted to R$ 39.64, R$ 41.11, R$ 25.09 and R$ 28.28 per share for the 1st, 2nd and 3rd grants and extraordinary grant, respectively, leading to a total fair value of options granted of R$ 19,101, R$ 9,367, R$ 19,110 and R$ 6,504 for the 1st, 2nd and 3rd grants and extraordinary grant. The total compensation cost associated with options that were not acquired and yet to be recorded in results as of March 31, 2009 totaled R$ 25,197 ( 12.31.2008 – 28,869).

The Company recorded expenses in the amount of R$ 3,680 (03.31.2008 – R$ 2,919) in the statement of income for the three month period ended March 31, 2009.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE	Unaudited
BRAZILIAN SECURITIES COMMISSION (CVM)	Corporate Legislation
QUARTERLY INFORMATION (ITR)	March 31, 2009
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01 - IDENTIFICATION
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01639-0	TAM S.A.	01.832.635/0001-18

06.01 – Explanatory Notes

2009

Outstanding options						Exerciseable options
Contracted exercise price		Number of options	Remaining contractual life – weighted average	Exercise price – weighted average		Number of options

$	R 14.40	481,825	5.5	$	R 17.52	160,608
$	R 43.48	227,870	5.5	$	R 51.12
$	R 39.67	761,633	5.5	$	R 43.16
$	R 38.36	230,000	4.5	$	R 43.21

Range: R$ 14.40 – R$ 43.48		1,701,328	5.36	$	R 36.97	160,608

24	Gross revenue segmentation - Consolidated

The Company utilizes its segmented gross revenue information by type of service rendered and by region, as follows:

(a)	By type of service rendered

	03.31.2009%		03.31.2008%		Year – on - year variation (%)
Domestic revenue
Scheduled - Passenger	1,381,308	50.5	1,275,013	54.3	8.3
Charter - Passenger	61,171	2.2	45,544	1.9	34.3
Cargo	97,908	3.6	94,039	4.0	4.1

	1,540,387	56.3	1,414,596	60.3	8.9

International revenue
Scheduled - Passenger	795,149	29.1	610,902	26.0	30.2
Charter - Passenger	1,710	0.1	2,405	0.1	-28.9
Cargo	110,481	4.0	120,398	5.1	-8.2

	907,340	33.2	733,705	31.3	23.7

Other operating revenue
Partnerships with TAM Loyalty Program	208,346	7.6	90,061	3.8	131.3
Travel and tourism agencies	14,728	0.5	12,039	0.5	22.3
Others (includes expired tickets)	64,179	2.3	96,511	4.1	-33.5

	287,253	10.5	198,611	8.5	44.6

Gross operating revenue	2,734,980	100.0	2,346,912	100.0	16.5

(b)	By geographic location of the Company’s destinations

	03.31.2009%		03.31.2008%		Year – on - year Variation (%)

Brazil	1,827,639	66.8	1,613,207	68,7	13.3
Europe	407,060	14.9	326,363	13,9	24.7
North America	247,934	9.1	212,476	9,1	16.7
South America(excluding Brazil)	252,347	9.2	194,866	8,3	29.5

	2,734,980	100.0	2,346,912	100,0	16.5

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE	Unaudited
BRAZILIAN SECURITIES COMMISSION (CVM)	Corporate Legislation
QUARTERLY INFORMATION (ITR)	March 31, 2009
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01 - IDENTIFICATION
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01639-0	TAM S.A.	01.832.635/0001-18

06.01 – Explanatory Notes

25	Breakdown of the main groups of costs and expenses - Consolidated

					03.31.2009	03.31.2008
				Expenses
	Cost of services rendered	Selling	General and administrative	Directors' Fees	Total	%	Total	%

Personnel	426,058	48,943	36,023	10,353	521,377	21.7	405,629	18.5
Fuel	695,106				695,106	29.0	844,804	38.6
Depreciation and amortization	135,632	282	14,948		150,862	6.3	104,540	4.8
Maintenance and repairs (except personnel)	188,810				188,810	7.9	75,437	3.4
Aircraft insurance	15,904				15,904	0.7	12,855	0.6
Take-off, landing and navigation aid charges	145,615				145,615	6.1	123,274	5.6
Leasing of aircraft, engine and equipment	165,776	2,457	4,772		173,005	7.2	125,620	5.7
Third party services	43,582	64,193	95,613		203,388	8.5	139,530	6.4
Selling and marketing		155,649			155,649	6.5	241,726	11.1
Other	81,900	15,552	51,986		149,438	6.2	113,416	5.2

	1,898,383	287,076	203,342	10,353	2,399,154	100.0	2,186,831	100.0

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE	Unaudited
BRAZILIAN SECURITIES COMMISSION (CVM)	Corporate Legislation
QUARTERLY INFORMATION (ITR)	March 31, 2009
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01 - IDENTIFICATION
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01639-0	TAM S.A.	01.832.635/0001-18

06.01 – Explanatory Notes

26	Financial result– Consolidated

	03.31.2009	03.31.2008

Financial income
Interest income from financial investments	30,004	55,059
Exchange gains	223,333	92,323
Financial instrument/gains – Foreign exchange rate
Realized		1,048
Unrealized		39,660
Financial instrument/gains – WTI (*)
Realized		26,721
Unrealized	227,678
Other	6,445	3,427

	487,460	218,238

Financial expenses
Exchange losses	(177,401)	(62,216)
Interest expense	(119,585)	(90,925)
Interest expenses from financial investments	(4,154)
Financial instrument/losses – Foreign exchange rate
Realized		(262)
Unrealized
Financial instrument losses – WTI (*)
Realized	(290,024)
Unrealized		(63,659)
Other	(7,001)	(3,342)

	(598,165)	(220,404)

Financial result, net	(110,705)	(2,166)
*WTI West Texas Intermediate - type of crude oil often used as a pricing benchmark

The exchange variation on finance lease liabilities, recorded in income for the three month period ended March 31, 2009, was a net expense of R$ 62,675 (03.31.2008 – net income of R$ 36,986). Interest expenses relating to finance lease agreements for aircraft, recorded in income for the three-month period ended March 31, 2009, amounted to R$ 57,633 (03.31.2008 - R$ 32,729).

27	Employee benefits

In accordance with the annual union agreement, the Company’s management will pay a share of its profits when it reaches certain performance indicators established according to the annual budget. Consequently, Management recorded as “Salaries and payroll charges”, related to the three month period ended March 31, 2009, a provision for payment of this benefit in the amount of R$ 22,346 (12.31.2008 – R$ 60,939).

28	Insurance coverage

The Company’s subsidiaries contract insurance coverage for amounts above the minimum mandatory levels that they deem necessary for the coverage of occasional accidents, in view of the nature of their assets and operational risks. On March 31, 2009, based on the aircraft fleets of TLA and Mercosur, the insurance coverage for aviation activities (including both aircraft and civil liabilities) provided for maximum indemnification of US$ 1.5 billion.

The Brazilian Government, through Law 10,744 of October 9, 2003, and Decree nº 5,035 of April 5, 2004, has committed to cover civil liability damages payable to third parties that the Company may be required to pay as a result of war or terrorist attack. This Law provides that the maximum liability of the Brazilian Government in respect of such matters is an amount in Reais equivalent of US$1 billion.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE	Unaudited
BRAZILIAN SECURITIES COMMISSION (CVM)	Corporate Legislation
QUARTERLY INFORMATION (ITR)	March 31, 2009
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01 - IDENTIFICATION
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01639-0	TAM S.A.	01.832.635/0001-18

06.01 – Explanatory Notes

The Company maintains adequate insurance for risks which are expected to cover any liabilities generated by the accident on July 17, 2007, of an Airbus A320 aircraft, considering the agreements already made with and paid to the victims’ families by the insurance company. As of March 31, 2009, some 172 (12.31.2008 – 160) compensation payments had been paid to families of the victims and others are under negotiation with the Company’s insurance firm. Management understands that the insurance coverage of these liabilities is adequate to cover all related costs. The Company believes that it will not incur additional or unexpected expenses outside the scope of the insurance agreement which would be TAM’s direct responsibility.

The subsidiaries also maintain insurance coverage that provides for indemnification in respect of expenses arising from theft, fire, flooding, electrical damage or other similar events affecting our equipment, facilities, vehicles or other property.

29	Financial instruments - Consolidated

(a)	General provisions

In accordance with its established hedging policy the Company and subsidiaries enter into transactions involving derivative financial instruments in order to reduce the exposure to its main risks of exchange fluctuations on its revenue and changes in fuel prices and exchange variation of expenses/income in Dolar.

Such instruments are managed using predefined policies. The control policy consists of the ongoing monitoring of the contracted rates against market rates, as well as computations made by independent consultants, and regular presentation of the situation to Corporate Committees. All derivative transactions carried out by the Company and its subsidiaries have hedging purposes; no derivative transactions are carried out for speculative purposes.

The Company’s cash generation is substantially invested in its exclusive investment funds. All funds follow a consistent investment policy, with defined caps for market, credit and liquidity risks.

(i)	Risk of the price of fuel

The price of aviation fuel (QAV) is one of the most significant market risk components for airlines. In Brazil, the QAV price ex-refinery is set by Petrobras, based on international prices. The Company hedges against QAV price fluctuations by means of derivative instruments based on crude oil (WTI type). This choice is supported by studies evidencing that QAV hedges based on WTI is highly efficient, historically, in addition to the high liquidity of WTI derivatives. At March 31, 2009, all financial instruments are contracted on the over-the-counter market. Certain of the derivatives that were restructured (see below) required guarantees in the amount R$ 210,778 within. “Marketable securities” in no current.All counterparties are rated as “low credit risk” by the major rating agencies (Standard & Poors, Fitch, and Moody’s).

Fuel represented for the three month period ended at March 31, 2009 29.0% (03.31.2008 – 38.6%) of the costs of services rended within operational expenses (Note 25).

At March 31, 2009, the Company had options to buy fuel, with maturity up to January 2011, which were equivalent to approximately 6,793 thousand barrels (12.31.2008 – 8,000 thousand barrels with various maturities up to October 2010), representing 28% of next three months forecast requirements. The market value shown in the “Derivative financial instruments” line is R$ 901,307 (12.31.2008 – R$ 1,128,985). The period effect on the income statement is disclosed in Note 26.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE	Unaudited
BRAZILIAN SECURITIES COMMISSION (CVM)	Corporate Legislation
QUARTERLY INFORMATION (ITR)	March 31, 2009
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01 - IDENTIFICATION
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01639-0	TAM S.A.	01.832.635/0001-18

06.01 – Explanatory Notes

All WTI derivative transactions are contracted for hedging purposes. As the Company does not have 100% of its consumption hedged, any QAV price increases will not be fully offset by positive adjustments arising from derivatives; similarly, any negative adjustments in derivatives will be more than offset by a reduction in QAV expenditures.

The maturity date payments of the derivatives contracts, has the following distribution, per year:

	2009	2010	2011

Notional – thousands of barrels	3,219	3,429	145
Fair Value – MtM	(444,773)	(441,527)	(15,007)

The table below shows the breakdown of contracts by counterparties:

Rating	Fair value (MTM)
AAA *	(352,272)
AA+ / AA / AA- *	(191,300)
A+ / A / A- *	(357,735)

*Ratings are expressed both in global terms and amounts are in Brazilian currency.

In January the 2009, the Company, together with its key counterparties, started a restructuring of its hedge transactions. The restructuring basically consisted of the distribution of maturirity dates over a longer period. With this action, the Company aims at accomplishing two main goals: first, reduce cash payments, that were concentrated in the first half of 2009; second, settle the most part of the transactions at a period when prices are less volatile which, according to Company estimates, should be more in line with price levels more similar to the derivatives strike price.

The coverage profile, which was concentrated in the first half of 2009, is now more evently distributed through 2009 and 2010, including a small coverage in the first quarter of 2011. For the 12 months following March 31, 2009, the coverage accounts for 28% of the anticipated consumption. The average strike price for transactions in the same period is now US$ 111/bbl. To the date of recent release of Quarterly Financial Information (ITR), approximately 65% of the volume in WTI barrels had been renegotiated, representing a reduction of around US$ 48 million of disbursements in the first quarter of 2009.

(ii)	Foreign exchange rate risk

This risk is associated with the potential foreign exchange fluctuations, thus affecting expenses or income in foreign currency and the assets or liabilities balance of contracts denominated in foreign currencies. The risk is partly mitigated because the subsidiaries have activities abroad and revenues from these transactions are earned in foreign currency. The current hedge contracting policy is designed as a protection against the percentage of net cash mismatches in other currencies in subsequent periods.

The Company and its subsidiaries may contract derivative instrument transactions, aiming solely at hedging its exposure to foreign currencies arising from the acquisition of fuel oil, engine maintenance services from manufacturers, and financing contracts to expand/maintain their operating activities. On March 31, 2009, there was not, by decision of the Risk Committee, any open position in foreign currency derivative transactions.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE	Unaudited
BRAZILIAN SECURITIES COMMISSION (CVM)	Corporate Legislation
QUARTERLY INFORMATION (ITR)	March 31, 2009
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01 - IDENTIFICATION
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01639-0	TAM S.A.	01.832.635/0001-18

06.01 – Explanatory Notes

(iii)	Interest rate risk

This risk arises from the possibility that the Company and its subsidiaries may inccur losses or record gains on account of fluctuations in interest rates used on their liabilities (funds obtained) and assets (investments) in the market.

To minimize possible impacts from interest rate volatility, the Company and its subsidiaries adopt a policy of diversification, alternating between contracting fixed and variable rates (such as LIBOR and CDI).

Additionally, the Company and its subsidiaries can adopt derivative transactions aimed at reducing the volatility of their cash flows. At March 31, 2009 there were not derivative contracts to hedge interest rate risk, debt and finance leases.

(iv)	Credit risk

Credit risk arises from the possibility of the Company and its subsidiaries not recovering amounts receivable from services provided to consumers and/or travel agencies, or from credits held by financial institutions generated by financial investment operations.

To reduce this risk the Company has adopted the practice of establishing credit limits and permanently monitoring its receivable balances (mainly with travel agencies). With respect to marketable securities the Company only invests with institutions with low credit risk as evaluated by rating agencies. In addition, each institution has a maximum limit for investments, as determined by the Company's Risk Committee.

(b)	Marketable Securities

Marketable securities are represented by funds applied in units of various types of investment funds and/or in multimarket investment funds with the objective of obtaining an interest yield in excess of the Brazilian interbank interest rate – also known as CDI.

(c)	Investments

TLA, Mercosur, TAM Capital, TAM Financial 1, TAM Financial 2 and TP Participações are non-public companies and, therefore, there is no information readily available to evaluate their fair market values.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE	Unaudited
BRAZILIAN SECURITIES COMMISSION (CVM)	Corporate Legislation
QUARTERLY INFORMATION (ITR)	March 31, 2009
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01 - IDENTIFICATION
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01639-0	TAM S.A.	01.832.635/0001-18

06.01 – Explanatory Notes

(d)	Fair market value of financial instruments

The market values of financial instruments as of March 31, 2009 reflect management’s best estimate of their fair values on settlement and can be stated as follows:

	Parent Company		Consolidated

	Book value	Fair value (MTM)	Book value	Fair value (MTM)
Liabilities
Loans and financing			480,001	444,265
Debentures	509,330	491,859	509,330	491,859
Senior notes			716,615	399,840
	509,330	491,859	1,705,946	1,335,964

The fair market value of short and long-term debt, when applicable, was determined by applying the current interest rate available for operations with similar conditions and remaining maturities. Debentures and senior bonds are quoted on the secondary market. The market value of all other financial instruments approximates the amounts shown in the annual information.

(e)	Sensitivity analysis

We present below a table showing the sensitivity analysis of financial instruments, outlining the risks which might give rise to relevant losses for the Company, under the most likely scenario (scenario I) in accordance with management’s assessment, considering a three-month period, when the next financial information including such analysis will be published. Furthermore, two other scenarios are shown, under the terms set forth by CVM Instruction 475/08, in order to present a 25% and 50% deterioration, respectively, in the risk variable under consideration (scenarios II and III).

(i)	Derivatives instruments - fuel

The only transactions with financial derivatives instruments in the Company’s own portfolio are intended to hedge the consumption of fuel. These are transactions linked to crude oil (WTI type). The performance of WTI prices is highly correlated to QAV.

None of the financial instruments used by the Company is leveraged and, as less than 50% of the total fuel consumption is hedged, for the year 2009, it is expected that the declining prices of WTI (and ensuing drop in QAV prices) will have a positive net effect on the Company’s cash generation. In summary, the adjustments payable to the hedge transaction counterparties will be more than offset by the savings in fuel expenses.

At the time when most hedge transactions now in effect were contracted, the scenario adopted for WTI average prices during 2009 was US$ 100/bbl. Based on this scenario, the transactions were contracted at the average strike price of US$ 104/bbl. As a result, the effect of these transactions in the Company’s cash generation will be compared to the decreased QAV cost against that level. The projections of QAV prices were built based on the results of a simple linear regression.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE	Unaudited
BRAZILIAN SECURITIES COMMISSION (CVM)	Corporate Legislation
QUARTERLY INFORMATION (ITR)	March 31, 2009
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01 - IDENTIFICATION
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01639-0	TAM S.A.	01.832.635/0001-18

06.01 – Explanatory Notes

At present, the base scenario adopted by the Company for 2009 is an average WTI price of US$ 60/bbl. Sensitivity analyses will be presented that take into account a 25% (average price of US$ 45/bbl) and 50% (average price of US$30/bbl) decline in the average price for the base scenario for 2009.

The net effects of savings from fuel usage, as opposed to hedge disbursements in the second quarter of 2009 under each one of the scenarios, are shown below:

Instrument/transaction	Scenario I		Scenario II		Scenario III

Average price per barrel	$	US 60.00	$	US 45.00	$	US 30.00
WTI hedge – Net gain on fuel derivative, in R$ thousands	$	R 355,799	$	R 551,420	$	R 649,231

(ii)	Marketable securities

The Company’s marketable securities in Investment Funds are under the discretionary management of third parties. The custody and management of such resources are centralized with one agent, who is independent from the managers. It is our understanding that a sensitivity analysis of the assets comprising such funds is not required for the reasons outlined below.

Portfolio dynamics: managers are empowered to change the portfolio mix at any time, at their choice, within the limits imposed by the Regulation. The sensitivity analysis is based on the assumption of maintenance of the portfolio at March, 31 2009 and, as such, conclusions from such analysis could be misleading.

Risk control: the Fund Regulation establishes market risk limits (Value at Risk) of 0.6% (Multimarket Funds) and 0.15% (Fixed-Income Funds), considering a time horizon of 21 business days with a confidence interval of 95%. The Company recognizes the intrinsic limitations of the risk control model, however it believes that it is effective in preventing relevant losses. In addition to the risk control of the manager, the Fund Administrator has powers to prevent the settlement of transactions in excess of the Fund risk limit; furthermore, the Company engages independent consultants to assess the Funds level risks on a weekly basis.

Regulation-based restrictions: leverage is explicitly prohibited by the Funds Regulation. Further to the market risk limit described above, additional limits are set for allocation to higher volatility asset classes.

(iii)	Exchange rate

Our approach to the sensitivity analysis of liabilities denominated in foreign currencies includes the likely scenario based on the exchange rate of R$ 2,315/US$, seen in the first quarter of 2009. Considering balances as of March 31, 2009, we determined an increase in financial expenses driven by exchange variation of 25% and 50% on the rate then ruling, as shown below:

	25% scenario R$2.894/ US$	50% Scenario R$3.473/ US$

Commercial lease agreement	(90,641)	(181,281)
FINIMP	(19,512)	(39,025)
Advances to aircraft manufacturers	(1,136)	(2,272)
IFC	(6,403)	(12,806)
Sênior Notes	(140)	(280)

Total	(117,832)	(235,664)

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE	Unaudited
BRAZILIAN SECURITIES COMMISSION (CVM)	Corporate Legislation
QUARTERLY INFORMATION (ITR)	March 31, 2009
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01 - IDENTIFICATION
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01639-0	TAM S.A.	01.832.635/0001-18

06.01 – Explanatory Notes

30	TAM Loyalty Program

At March 31, 2009, the TAM Loyalty Program had 3,290,260 (12.31.2008– 3,089,881) (not rewied) one-way domestic trip tickets earned by its clients but not redeemed. TLA records the incremental costs when awards are earned.

For the three month period ended March 31, 2009, 614,825 (03.31.2008 — 346,774) free tickets were granted and used by our clients.

The provision for incremental costs of points earned under the Loyalty Program for the three month period ended March 31, 2009 was approximately R$ 44,494 (12.31.2008 - R$ 46,462), recorded within “Other liabilities”. The calculation basis of this provision uses the number of points earned, discounted for the expected points that will not be converted into tickets-awards, and valued at the incremental cost of on board service, fuel, insurance and boarding passes. In 2008, participants in the Loyalty Program had the opportunity to exchange points for tickets, by using 3,000, 5,000 and 7,000 points. It should be noted that, in the specific case of such exchanges, restrictions exists with respect to flights and number of available seats. The points earned by our clients through the TAM Loyalty Program are valid for two years for redemption as tickets.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE	Unaudited
BRAZILIAN SECURITIES COMMISSION (CVM)	Corporate Legislation
QUARTERLY INFORMATION (ITR)	March 31, 2009
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01 - IDENTIFICATION
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01639-0	TAM S.A.	01.832.635/0001-18

06.01 – Explanatory Notes

31	Added Value

	Parent company		Consolidated

	03.31.2009	03.31.2008	03.31.2009	03.31.2008

Revenues
Sales of services			2,734,980	2,346,912
Allowance for doubtful accounts			(4,091)	(2,003)
Non-operating			29,987	12,687
			2,760,876	2,357,596

Inputs acquired from third parties
Costs of services rendered	(202)		(617,017)	(856,920)
Materials, electricity, third-party services and other	(479)	(355)	(680,964)	(461,886)

	(681)	(355)	(1,297,981)	(1,318,806)

Gross added value	(681)	(355)	1,462,895	1,038,790

Deductions
Depreciation and amortization			(150,862)	(104,540)

Net added value produced by the entity	(681)	(355)	1,312,033	934,250

Received as transference
Equity accounting for earnings of subsidiaries	56,537	44,899
Financial income	12,791	11,415	487,460	218,238

Total added value to distribute	68,647	55,959	1,799,493	1,152,488

Distribution of added value:	68,647	55,959	1,799,493	1,152,488

Personnel and social charges
Direct compensation	369	294	392,140	300,760
Benefits			32,378	27,032
FGTS – Employees’ Government Severance Fund			25,959	20,218

Taxes, charges and contributions
Federal	(1,996)	(1,591)	354,914	309,862
State			9,512	7,882
Local			1,003	699

Creditors
Lessors	15,842	14,110	330,990	222,485
Financial expenses			598,165	220,404

Interest on own capital
Retained earnings	54,432	43,146	55,063	43,272
Non-controlling interests			(631)	(126)

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE	Unaudited
BRAZILIAN SECURITIES COMMISSION (CVM)	Corporate Legislation
QUARTERLY INFORMATION (ITR)	March 31, 2009
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01 - IDENTIFICATION
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01639-0	TAM S.A.	01.832.635/0001-18

06.01 – Explanatory Notes

32
Balance Sheet and Statement of Result for the three month period ended March 31, 2009 in accordance with accounting practices adopted in Brazil (BR GAAP) and accounting principles generally accepted in the United States  "U.S. GAAP"

		03.31.2009		12.31.2008
Assets	BR GAAP	U.S. GAAP	BR GAAP	U.S. GAAP
		(not rewied)		(not rewied )
Current
Cash and banks	840,427	616,127	1,356,513	665,530
Marketable securities	244,532	468,832	557,543	1,248,526
Customer accounts receivable	1,380,028	1,380,028	1,157,239	1,157,239
Inventories	250,044	250,044	231,556	231,556
Taxes recoverable	134,627	134,627	120,712	120,712
Advances to aircraft manufacturers	90,889	318,882	143,680	351,033
Deferred income tax and social contribution	60,629	84,925	58,564	81,715
Prepaid expenses	87,125	87,125	90,587	90,587
Aircraft insurance and other	42,603	42,603	58,694	58,693
Other	57,941	57,941	97,944	97,944

	3,188,845	3,441,134	3,873,032	4,103,535

Non-current
Marketable securities	242,272	242,272
Deposits in guarantee	91,411	91,411	116,135	116,135
Judicial deposits		87,106		84,928
Deferred income tax and social contribution	646,763	543,019	641,941	566,430
Advances to aircraft manufacturers	397,437	397,437	351,284	351,284
Advances to aircraft maintenance	450,552	450,552	432,839	432,839
Other accounts receivable	80,797	80,797	93,848	93,848

	1,909,232	1,892,594	1,636,047	1,645,464

Investment	70	70	70	70
Property, plant and equipment	7,750,835	7,286,327	7,562,624	7,156,746
Intangible assets	152,208	161,888	152,092	161,772

	7,903,113	7,448,285	7,714,786	7,318,588

	9,812,345	9,340,879	9,350,833	8,964,052

Total assets	13,001,190	12,782,013	13,223,865	13,067,587

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE	Unaudited
BRAZILIAN SECURITIES COMMISSION (CVM)	Corporate Legislation
QUARTERLY INFORMATION (ITR)	March 31, 2009
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01 - IDENTIFICATION
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01639-0	TAM S.A.	01.832.635/0001-18

06.01 – Explanatory Notes

		03.31.2009		12.31.2008
Liabilities and stockholders’ equity	BR GAAP	U.S. GAAP	BR GAAP	U.S. GAAP
		(not rewied)		(not rewied)
Current liabilities
Suppliers	400,674	400,674	486,095	486,095
Term loan and financing	305,691	305,691	191,835	191,835
Obligations under finance leases and leases payable	705,429	686,259	680,440	662,776
Debentures	9,330	9,330	28,542	28,542
Salaries and payroll charges	313,505	313,505	317,951	317,951
Advance ticket sales	784,289	784,289	819,780	819,780
Taxes and tariffs payable	169,454	169,454	162,908	162,908
TAM Loyalty Program	44,494	44,494	46,462	46,462
Income tax and social contribution payable	588	588	83,429	83,429
Interest on own capital and dividends payable	599	599	599	599
Return of Fokker 100 fleet	20,656	20,656	18,623	18,623
Senior notes	22,055	22,055	9,336	9,336
Derivative Financial Instruments	566,200	566,200	1,021,928	1,021,928
Deferred gain on sale and leaseback	32,085	32,085	32,085	32,085
Deferred income tax and social contribution	4,953		1,080
Other	166,353	259,353	123,068	217,229

	3,546,355	3,615,232	4,024,161	4,099,578
Non-current
Term loan and financing
Loans and financing	174,310	174,310	209,733	209,733
Obligations under finance leases	5,721,044	5,530,621	5,768,040	5,573,799
Debentures	500,000	500,000	500,000	500,000
Deferred income tax and social contribution	92,168		59,192
Provision for contingencies	988,043	1,075,150	947,800	1,032,728
Return of Fokker 100 fleet	31,648	31,648	32,563	32,563
Senior Notes	694,560	694,560	701,100	701,100
Derivative Financial Instruments	335,107	335,107	107,057	107,057
Deferred gain on salea nd leaseback	107,334	107,334	115,356	115,356
Other	116,239	86,925	126,508	100,599

	8,760,453	8,535,655	8,567,349	8,372,935

Minority interest	4,733	4,733	4,234	4,234

Stockholder´s equity	689,649	626,393	628,121	590,840

Total liabilities and stockholders’ equity	13,001,190	12,782,013	13,223,865	13,067,587

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE	Unaudited
BRAZILIAN SECURITIES COMMISSION (CVM)	Corporate Legislation
QUARTERLY INFORMATION (ITR)	March 31, 2009
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01 - IDENTIFICATION
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01639-0	TAM S.A.	01.832.635/0001-18

06.01 – Explanatory Notes

		03.31.2009		03.31.2008
	BR GAAP	U.S. GAAP	BR GAAP	U.S. GAAP
Gross operating revenue		(not rewied)		(not rewied)
Air transportation revenues
Domestic	1,442,479	1,442,479	1,320,557	1,320,557
International	796,859	796,859	613,307	613,307
Cargo	208,389	208,389	214,437	214,437
Other	287,253	288,413	198,611	189,095
	2,734,980	2,736,140	2,346,912	2,337,396

Taxes and deductions	(95,954)	(95,954)	(86,656)	(86,656)

Net operating revenues	2,639,026	2,640,186	2,260,256	2,250,740

Cost of services rendered	(1,898,383)	(1,908,692)	(1,712,749)	(1,705,544)

Gross profit	740,643	731,494	547,507	545,196

Operating (expense) income
Selling	(287,076)	(287,076)	(309,085)	(309,085)
General and administrative	(203,342)	(203,342)	(160,336)	(160,336)
Directors´ fees	(10,353)	(10,353)	(4,661)	(4,661)
Other operating income (expense), net	(42,909)	(42,909)	12,260	12,260

Income operating before subsidiaries and financial result	196,963	187,814	85,685	83,374

Financial result, net	(110,705)	(110,373)	(2,166)	620

Income before income tax , social contribution	86,258	77,441	83,519	83,994

Income tax and social contribution	(31,195)	(19,899)	(40,247)	(37,136)

Income before minority interest	55,063	57,542	43,272	46,858

Minority interest	(631)	(631)	(126)	(126)

Net income for the period	54,432	56,911	43,146	46,732

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE	Unaudited
BRAZILIAN SECURITIES COMMISSION (CVM)	Corporate Legislation
QUARTERLY INFORMATION (ITR)	March 31, 2009
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01 - IDENTIFICATION
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01639-0	TAM S.A.	01.832.635/0001-18

06.01 – Explanatory Notes

33	Summary of significant differences between accounting practices adopted in Brasil (“BR GAAP”) and accounting principles generally accepted in the United States (“U.S. GAAP”)

(a)	Revaluation of property, plant and equipment

Under BR GAAP, revaluation at up December 31, 2007 may be included in property, plant and equipment, with no new revaluations. Depreciation of the revaluation is charged to income and an off setting amount is transferred from the revaluation reserve in stockholders' equity to retained earnings as the related assets are depreciated or upon disposal. Under U.S. GAAP, revaluation of property, plant and equipment is not accepted and the revaluation increments and related deferred tax effects have therefore been eliminated in order to present property, plant and equipment at historical cost less accumulated depreciation.

(b)	Capital Lease agreements

i. Under BR GAAP, commercial lease agreements are agreements whereby substantially all risks and benefits inerent to the ownership of an asset are transferred. Under U.S. GAAP, "Statement of Financial Accounting Standard" ("SFAS") nº 13, "Accounting for Leases", financial commercial agreements must meet certain specific criteria. TAM has 3 aircraft recognized as financial leasing in accordance with local standards, which were considered operating leases under SFAS nº 13.

ii. Effective January 1, 2006, in compliance with IBRACON Technical Interpretation 01/2006, the Company changed its accounting policy to add maintenance expenses to the cost of engines for BR GAAP purposes. Under U. S. GAAP, maintenance expenses are recorded as incurred.

(c)	Revenue in the Loyalty Program Partners

Under BR GAAP, revenues related to partnership with the Loyalty Program for frequent flyers are recorded when the points are issued to participants.Under U.S. GAAP, the Company has been recognizing revenue earned from selling points into two components. The first component represents the revenue for air transportation sold, valued at current market rate of the expected air transportation, based on the average tariff it charges for the related average domestic trip during the period. Based on the Company’s historical analysis of the use of these points, they are expected to be used over a six month period. The second revenue component represents the services deemed to have been provided associated with operating the program, which is being recognized when the points are sold.

(d)	Stock options plan

Under BR GAAP, the fair value of stock options on the award date is estimated on the Black-Scholes model. The fair value is recorded as expense during the period of service. Under US GAAP, the fair value of stock options is revalued at each balance sheet date.

(e)	Business combinations

Goodwill in TLA: Under BR GAAP, goodwill arises from the difference between the amount paid and the book value of the net assets acquired. This goodwill is normally attributed to the market value of assets acquired or justified based on expectation of future profitability and is amortized over the remaining useful lives of the assets or up to 10 years. Under U.S GAAP, following the adoption of SFAS 142, "Goodwill and Other Intangible Assets", goodwill is no longer amortized.

Negative goodwill in Mercosur: Under BR GAAP, negative goodwill is recorded when the book value of acquired assets is in excess of the purchase price. In general, negative goodwill is not amortized. Under U.S. GAAP, no negative goodwill is recorded on transactions between parties under common control.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE	Unaudited
BRAZILIAN SECURITIES COMMISSION (CVM)	Corporate Legislation
QUARTERLY INFORMATION (ITR)	March 31, 2009
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01 - IDENTIFICATION
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01639-0	TAM S.A.	01.832.635/0001-18

06.01 – Explanatory Notes

(f)	Reconciliation of differences between BR GAAP and U.S. GAAP (not rewied)

i. Net income in the quarter	03.31.2009	03.31.2008

Net income in the quarter under BR GAAP	54,432	43,146

Lease contracts (Note 33(b))
Depreciation of capitalized finance leased assets	37,645	30,717
Foreign exchange variation on finance leases	(3,979)	(2,209)
Interest expense on finance leases	2,288	2,521
Reversal of operating lease expense	(4,414)	(11,815)
Overhaul maintenance	(49,652)	(18,160)
Total lease contracts	(18,112)	1,054

Reversal of revaluation depreciation (Note 33(a))	710	687
Loyalty program partnership (Note 33(c))	1,160	(9,516)
Stock options plan (Note 33(d))	7,079	7,903
Deferred income tax and social contribution on above adjustments	11,642	3,458

Net income in the quarter under U.S. GAAP	56,911	46,732

ii. Stockholders’ equity	03.31.2009	03.31.2008

Stockholders’ equity under BR GAAP	689,649	628,121

Revaluation of property, plant and equipment (net) (Note 33(a))	(137,554)	(133,170)
Finance leases (Note 33(b))	178,438	216,238
Loyalty program partnership (Note 33(c))	(93,002)	(94,161)
Stock options plan (Note 33(d))	(1,997)	(5,403)
Reversal of goodwill amortization (Note 33(e))	9,680	9,680
Common control - Mercosur (Note 33(e))	11,099	11,099
Deferred income tax and social contribution on above adjustments	(29,920)	(41,564)

Stockholders’ equity under U.S. GAAP	626,393	590,840

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE	Unaudited
BRAZILIAN SECURITIES COMMISSION (CVM)	Corporate Legislation
QUARTERLY INFORMATION (ITR)	March 31, 2009
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01 - IDENTIFICATION
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01639-0	TAM S.A.	01.832.635/0001-18

06.01 – Explanatory Notes

(g)	Consolidated statement of cash flow under U.S. GAAP (not rewied)

	03.31.2009	03.31.2008
Cash flows from operating activities

Net income for the quarter	56,911	46,732

Adjustments to reconcile net income to cash provided by operating activities
Depreciation and amortization	111,324	71,079
Deferred income tax and social contribution	18,826	26,525
Provision for contingencies	22,186	5,271
Loss on disposal long lived assets	6,563	8,377
Derivative financial instruments	(227,678)	63,659
Indexation charges and exchange variations, net	(105,733)	17,453
Minority interest	631	126
Other provisions	(2,650)	(253)

(Increase) decrease in assets
Customer accounts receivable	(226,880)	(87,771)
Inventories	(22,652)	(8,447)
Taxes recoverable	(13,915)	16,085
Prepaid expenses	3,387	57,748
Deferred income tax and social contribution		(3,536)
Judicial deposits	(2,178)	(461)
Advances for aircraft maintenance	(21,336)	(82,028)
Insurance	15,851	13,321
Other receivables	53,957	(51,812)

Increase (decrease) in liabilities
Suppliers	(33,484)	(44,220)
Salaries and payroll charges	(4,446)	35,371
Advance ticket sales	(35,491)	(67,738)
Taxes and tariffs payable	6,546	42,300
Income tax and social contribution payable	(83,001)	(10,170)
Other	33,668	(6,473)

Net cash provided by operating activities	(449,594)	41,138

Cash flows from investing activities

Acquisition of property, plant and equipment	(129,151)	(105,451)
Increase Intangible	(6,524)	(5,587)
Marketable securities	602,102	97,559
Deposits in guarantee	23,831	35,921
Advances to aircraft manufactures
Reimbursement	30,763	24,258
Payments	(41,099)	(63,052)

Net cash provided by investing activities	479,922	(16,352)

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE	Unaudited
BRAZILIAN SECURITIES COMMISSION (CVM)	Corporate Legislation
QUARTERLY INFORMATION (ITR)	March 31, 2009
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01 - IDENTIFICATION
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01639-0	TAM S.A.	01.832.635/0001-18

06.01 – Explanatory Notes

	03.31.2009	03.31.2008
Cash flows from financing activities

Treasury stocks		(4,776)
Term loan and financing
Funds obteined	86,104	280,182
Repayments	(17,075)	(460,173)
Finance lease:
Repayments	(148,760)	(68,039)
Debentures:
Repayments		(4,234)

Net cash provided by financing activities	(79,731)	(257,040)

Increase (decrease) in cash and cash equivalents	(49,403)	(232,254)

Cash and cash equivalents at the beginning of the quarter	665,530	466,538
Cash and cash equivalents at the end of the quarter	616,127	234,284
Change in cash and cash equivalents	(49,403)	(232,254)

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE	Unaudited
BRAZILIAN SECURITIES COMMISSION (CVM)	Corporate Legislation
QUARTERLY INFORMATION (ITR)	March 31, 2009
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01 - IDENTIFICATION
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01639-0	TAM S.A.	01.832.635/0001-18

06.01 – Explanatory Notes

Board Of Directors’:

Maria Cláudia Oliveira Amaro
Chairman

Mauricio Rolim Amaro
Vice – Chairman

Members:
Adalberto de Moraes Schettert
Alexandre Gonçalves Silva
Luiz Antônio Correa Nunes Viana Oliveira
Noemy Almeida Oliveira Amaro
Pedro Pullen Parente
Waldemar Verdi Júnior

Management:

David Barioni Neto
CEO

Líbano Miranda Barroso
CFO and Investor Relations Officer

Executive Officers:

Paulo Cezar Bastos Castello Branco
Jorge Gabriel Isaac Filho
Fernando Sporleder Junior

Controllership/Accountant:

Renê Santiago dos Santos
Manager of the Accountancy Department
Accountant CRC 1 SP 241282/O-5

*           *           *

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE	Unaudited
BRAZILIAN SECURITIES COMMISSION (CVM)	Corporate Legislation
QUARTERLY INFORMATION (ITR)	March 31, 2009
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01 - IDENTIFICATION
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01639-0	TAM S.A.	01.832.635/0001-18

07.01 – Comments of performance in quarter

Performance

TAM SA presents its comments on performance for the  first quarter on a consolidated basis with the operations of subsidiaries TAM Linhas Aéreas SA, Transportes Aéreos del Mercosur SAand others, which provide air transport services.

See comments on consolidated performance in specific table.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE	Unaudited
BRAZILIAN SECURITIES COMMISSION (CVM)	Corporate Legislation
QUARTERLY INFORMATION (ITR)	March 31, 2009
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01 - IDENTIFICATION
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01639-0	TAM S.A.	01.832.635/0001-18

12.01 - Comments on Consolidated Performance

TAM S.A. (BOVESPA: TAMM4, NYSE: TAM), leader in the Brazilian market of aviation, announces the reporting of its first quarter results for 2009 (1Q09). Operational and financial data, except where indicated, is presented in accordance with accounting practices issued by the Brazilian Legislation, the CVM rules, standards, accounting adopted by IBRACON and Plan of Auditors prepared by ANAC simply summarized as BRGAAP and in Reais (R$). Comparisons are made with the information of the 1st  quarter of 2009 (1Q09) and the 1st quarter 2008 (3Q08).

Only financial information extracted from the Company's accounting system and included in this Performance Review was submitted to the special review process made by independent auditors. Operational, statistical and financial information that does not derive directly from accounting systems (for example: number of tickets sold, cost per passenger, etc.) or are non accounting measurements (for example:EBITDAR, EBITDA, EBIT.) were not reviewed by independent auditors.

1	Main operating and financial highlights

Domestic Operations

–	We reached 49.5% average market share in 1Q09.

–
Our capacity (ASK) increased 15.5% in 1Q09 compared to 1Q08 as a result of the net increase in our operating fleet of 2 A321, 11 A320 and 5 A319, compensated by the phase-out of the Fokker 100s (in 1Q09 we had 3 F-100 in our operating fleet) the reduction in the block hours by aircraft from 12.6 hours/day in 1Q08 to 12.0 flown hours per day in 1Q09 (total operation).

–	Demand (RPK) increased 4.5% in 1Q09 compared to 1Q08.

–	Our domestic load factor decreased to 64.2% in 1Q09, compared to 70.9% in 1Q08.

International Operations

–	We had 85.5% average market share in 1Q09.

–
Capacity increased 18.5% in 1Q09, due to the increase of 4 B777, 4 A330 and 3 B767 into our international operating fleet (partially compensated by the phase-out of the MD11s from our fleet) making possible the beginning of long haul flights from Rio de Janeiro to Miami (daily) and New York (4 times per week) and from Sao Paulo to Orlando (daily). In South America we started daily flights from Buenos Aires to Brasília and from São Paulo to Lima and Bariloche through the increase in the narrow body fleet in the region. Also in South America, we increase the capacity operating the B777 to Santiago.

–	Our demand increased 10.5% comparing 1Q09 with 1Q08.

–	The international load factor decreased 5.2 p.p. to 71.6% in 1Q09 compared to 76.8% in 1Q08.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE	Unaudited
BRAZILIAN SECURITIES COMMISSION (CVM)	Corporate Legislation
QUARTERLY INFORMATION (ITR)	March 31, 2009
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01 - IDENTIFICATION
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01639-0	TAM S.A.	01.832.635/0001-18

12.01 - Comments on Consolidated Performance

2         Operational performance

    Main operational indicators

	2009	2008	Variation (%)
	1st quarter
Total
Passengers transported (thousand)	7,325	7,552	-3.0
RPK (million)	10,805	10,103	6.9
ASK (million)	16,104	13,799	16.7
Load factor - %	67.1	73.2	-6.1 p.p.
Break-even load factor (BELF) - %	62.4	70.5	-8.2 p.p.
Average tariff	306	256	19.4
Flight hours	141,139	126,326	11.7
Kilometers flown by aircraft (million)	85,245	75,447	13.0
Liters of fuel (million)	547,583	500,779	9.3
Aircraft utilization (hours per day)	12.0	12.6	-4.4
Aircraft utilization by track (hours per day)¹	12.6	13.5	-6.6
Landings	71,741	67,540	6.2
Stage Length	1,188	1,117	6.4
Total number of employees	24,772	21,885	13.2
- TAM Linhas Aéreas	24,080	20,957	14.9
- TAM Mercosur (TAM Airlines)	442	712	-37.9
- TAM Fidelidade (TAM Viagens)	250	216	15.7
WTI-NY end (NYMEX) (in US$/Barrel)	48.08	105.42	-54.4
End of period exchange rate	2.3152	1.7491	32.4

Domestic Market
Paid passengers transported (thousand)	6,202	6,386	-2.9
RPK domestic (million)	6,232	5,963	4.5
RPK scheduled domestic (million)	5,856	5,523	6.0
ASK domestic (million)	9,713	8,406	15.5 p.p.
ASK scheduled comestic (million)	9,279	7,902	17.4
Domestic Load factor - %	64.2	70.9	-6.8 p.p.
Market Share - %	49.5	50.0	-0.5 p.p.
International Market²
Paid passengers transported (thousand)	1,123	1,165	-3.7
RPK international (million)	4,573	4,140	10.5
RPK scheduled international (million)	4,569	4,121	10.9
ASK international (million)	6,391	5,393	18.5
ASK scheduled international (million)	6,371	5,361	18.8
International Load factor - %	71.6	76.8	-5.2 p.p.
Market Share - %[3]	85.5	67.7	17.8 p.p.

¹ Does not include aircraft in maintenace or reserve.
² International market includes the TAM Mercosur statistics, and this data is not included in the ANAC numbers.
³ Does not include TAM Mercosur figures.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE	Unaudited
BRAZILIAN SECURITIES COMMISSION (CVM)	Corporate Legislation
QUARTERLY INFORMATION (ITR)	March 31, 2009
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01 - IDENTIFICATION
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01639-0	TAM S.A.	01.832.635/0001-18

12.01 - Comments on Consolidated Performance

Fleet

		In Operation		Redelivery		Total
Model	Capacity			1st quarter
		2009	2008	2009	2008	2009	2008

B777	365 seats	4	-	-	-	4	-
MD-11	289 seats	-	3	-	-	-	3
A340	267 seats	2	2	-	-	2	2
A330	212 / 213 seats	16	12	-	-	16	12
B767	205 seats	3	-	-	-	3	-
Total Wide Body	220 seats	25	17	-	-	25	17
A321	220 seats	5	3	-	-	5	3
A320	156 / 174 seats	82	71	-	-	82	71
A319	144 seats	20	15	-	-	20	15
F-100	108 seats	-	3	-	3	-	6
Total Narrow Body		107	92	-	3	107	95
Total		132	109	-	3	132	112

Costs and expenses

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE	Unaudited
BRAZILIAN SECURITIES COMMISSION (CVM)	Corporate Legislation
QUARTERLY INFORMATION (ITR)	March 31, 2009
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01 - IDENTIFICATION
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01639-0	TAM S.A.	01.832.635/0001-18

12.01 - Comments on Consolidated Performance

Costs and expenses

	1st quarter
BR GAAP	In cents of R$ per ASK			In millions of R$
	2009	2008	Variation (%)	2009	2008	Variation (%)
Operational Income	16,98	17,01	-0,2	2.735,0	2.346,9	16,5
Flight revenue	15,20	15,57	-2,4	2.447,7	2.148,3	13,9
Domestic	8,96	9,57	-6,4	1.442,5	1.320,6	9,2
International	4,95	4,44	11,5	796,9	613,3	29,9
Cargo	1,29	1,55	-16,8	208,4	214,4	-2,8
Other operating sales and/or services revenues	1,78	1,44	23,6	287,3	198,6	44,7
Sales deductions and taxes	(0,60)	(0,63)	-4,8	(96,0)	(86,7)	10,7

Net operational income	16,39	16,38	0,1	2.639,0	2.260,3	16,8

Cost of services and operational expenses
Fuel	(4,32)	(6,12)	-29,4	(695,1)	(844,8)	-17,7
Selling and marketing expenses	(0,97)	(1,75)	-44,6	(155,6)	(241,7)	-35,6
Aircraft and equipment leasing	(1,07)	(0,91)	17,6	(173,0)	(125,6)	37,7
Personnel	(3,24)	(2,94)	10,2	(521,4)	(405,6)	28,6
Maintenance and reviews (except personnel)	(1,17)	(0,55)	112,7	(188,8)	(75,4)	150,4
Outsourced services	(1,26)	(1,01)	24,8	(203,4)	(139,5)	45,8
Landing and take-off and navigation charges	(0,90)	(0,89)	1,1	(145,6)	(123,3)	18,1
Depreciation and amortization	(0,94)	(0,76)	23,7	(150,9)	(104,5)	44,4
Aircraft insurance	(0,10)	(0,09)	11,1	(15,9)	(12,9)	23,3
Others	(1,19)	(0,82)	45,1	(149,4)	(113,4)	69,6
Total cost of services and operational expenses	(15,16)	(15,85)	-4,4	(2.339,2)	(2.186,8)	11,7

Gross profit	1,22	3,97	-69,3	197,0	547,5	-64,0

Financial income (expense)	(0,69)	(0,02)	3350,0	(110,7)	(2,2)	4931,8
Other operating expenses. Net	0,00	0,00	N.A.	0,0	0,0	N.A.

Operating income (loss)	0,54	0,61	-11,5	86,3	83,5	3,4
Non-operating results, net	0,00	0,00	N.A.	0,0	0,0	N.A.

Income (loss) before income and social contribution taxes	0,54	0,61	-11,5	86,3	83,5	3,4
Income tax and social contribution	(0,19)	(0,29)	-34,5	(31,2)	(40,2)	-22,4

	1st quarter
BR GAAP	In cents of R$ per ASK			In millions of R$
	2009	2008	Variation (%)	2009	2008	Variation (%)
Income (loss) before minority interest	0,34	0,31	9,7	55,1	43,3	27,3
Reversal of interest on equity	0,00	0,00	N/A	(0,6)	(0,1)	500,0

Net income (loss) for the period	0,34	0,31	9,7	54,4	43,1	26,2

EPS (R$)				0,36	0,29	26,2
EPS (U$)				0,16	0,16	-4,7

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE	Unaudited
BRAZILIAN SECURITIES COMMISSION (CVM)	Corporate Legislation
QUARTERLY INFORMATION (ITR)	March 31, 2009
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01 - IDENTIFICATION
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01639-0	TAM S.A.	01.832.635/0001-18

12.01 - Comments on Consolidated Performance

3	Coments on the number of the first quarter of 2009 are on BR GAAP, except as indicated

Our gross operating revenue increased 16.5% to R$ 2,735.0 million in 1Q09 compared to R$ 2,346.9 million in 1Q08. The total yield increased 6.5% to R$ 22.65 cents in the 1Q09 compared to R$ 21.26 cents in 1Q08. Our total demand (RPK) increased 6.9% and our supply (ASK) increased 16.7% resulting in a reduction of 6.1 p.p. in the average load factor to 67.1% in 1Q09. Total RASK (taxes net) increased 0.5% to R$ 16.39 cents, compared to 16.31 Real cents in 1Q08.

Gross domestic passenger revenue (including scheduled and charter passengers) increased 9.2% to R$ 1,442.5 million in 1Q09, compared to R$ 1,320.6 million in 1Q08. Domestic scheduled yield increased 2.2% from R$ 23.09 cents in 1Q08 to R$ 23.59 cents in 1Q09, domestic demand (in RPK terms) increased 4.5% while the increase in the domestic supply (in ASK terms) was 15.5%, representing a reduction in the domestic load factor of 6.8 p.p.. With the effect of domestic scheduled yield increase and the reduction in load factor, our RASK scheduled domestic presented a 7.6% decrease, reaching R$ 14.21 cents in 1Q09 compared to R$ 15.37 cents in 1Q08.

Gross international passenger revenue (including scheduled and charter passengers) increased 29.9% to R$ 796.9 million in 1Q09, compared with R$ 613.3 million in 1Q08. The yield scheduled international increased 17.4% to R$ 17.40 cents in 1Q09 from R$ 14.82 cents in 1Q08. In dollar terms, yield scheduled international decreased 11.3% to US$ 7.52 cents in 1Q09 from US$ 8.47 cents in 1Q08. The increased in the yield scheduled international in reais was due to the depreciation of the Real vs. Dollar of 32.4%, partially compensated by the beginning of flights such as from Rio de Janeiro to Miami (daily) and New York (4 times a week) and from Sao Paulo to Orlando (daily) and Lima (daily), usually launched with promotional fares. Our international demand increased 10.5% and the international supply increased 18.5% resulting in a load factor decreased 5.2 p.p. to 71.6% in 1Q09 compared to 76.8% in 1Q08. In consequence of the increase in yield scheduled international in reais and the decrease in the load factor, the RASK scheduled international increased 9.5% from R$ 11.39 cents in 1Q08 to R$ 12.48 cents in 1Q09, while the RASK scheduled International in cents of USD decreased 17.3% to USD 5.39 cents in 1Q09 from USD 6.51 cents in 1Q08.

Gross cargo revenue (domestic and international) decreased 2.8% to R$ 208.4 million in 1Q09, compared to R$ 214.4 million in 1Q08 due to the reduction in the global economic activity, impacting mainly our international business.

Other gross revenue increased 44.7% to R$ 287.3 million in 1Q09, compared to R$ 198.6 million in 1Q08, mainly due to the increase on the Loyalty program revenues in 160%.

Sales deductions and taxes increased 10.7% to R$ 96 million in 1Q09, compared with R$ 86.7 million in 1Q08, due to the increase in the domestic flights revenues and other operational revenues, which is the taxes and deductions basis of calculation.

Our net operating revenue increased 16.8% to R$ 2,639.0 million in 1Q09, compared with R$ 2,260.3 million in 1Q08.

Our cost of services and operating expenses increased by 11.7% to R$ 2,442.1 million in 1Q09, compared to R$ 2,186.8 in 1Q08. The increase in cost of services and operating expenses is mainly due the increase in maintenance and reviews, other operating expenses, depreciation and amortization, aircraft and equipment leasing, outsourced services, personnel and to the depreciation of the Real exchange rate of 32.4% partially offset by

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE	Unaudited
BRAZILIAN SECURITIES COMMISSION (CVM)	Corporate Legislation
QUARTERLY INFORMATION (ITR)	March 31, 2009
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01 - IDENTIFICATION
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01639-0	TAM S.A.	01.832.635/0001-18

12.01 - Comments on Consolidated Performance

reduction in marketing expenses and fuel. The cost of services and operational expenses by ASK (CASK) decreased 4.4% from 15.85 Real cents in 1Q08, to 15.16 Real cents in 1Q09, mainly due to the increase in maintenance and reviews, other operating expenses, depreciation and amortization, aircraft and equipment leasing, outsourced services, personnel and to the depreciation of the Real exchange rate of 32.4% partially offset by reduction in marketing expenses and fuel. The CASK excluding the fuel costs increased 11.5% in 1Q09 compared to 1Q08.

Fuel costs decreased 17.7% to R$ 695.1 million in 1Q09, compared with R$ 844.8 million in 1Q08 mainly due to the decrease in the average cost per liter of 24.8% and the  increase of 6.4% in the average stage length, partially compensated by the 9.3% increase in liters consumed. Fuel costs by ASK decreased 29.4%.

Sales and marketing expenses decreased 35.6% to R$ 155.6 million in 1Q09, compared to R$ 241.7 million in 1Q08. The sales and marketing expenses represented 5.9% of total net revenues in 1Q09 against 10.7% in 1Q08, a reduction of 4.8 p.p.. The main reason was the incentive costs reduction in the domestic market and the reduction in marketing expenses, partially offset by the increase in the international sales (passenger) which has higher commercial costs. Sales and marketing expenses per ASK reduced 44.6%.

Aircraft and equipment leasing costs increased by 37.7% to R$ 173.0 million in 1Q09, compared to R$ 125.6 million in 1Q08, mostly due to by the increase of 3 new A319 aircraft, 4 A320 and the 32.4% depreciation of the Real against the US dollar partially compensated by the Libor interest rate decrease and by the return of 8 Fokker 100 aircraft and of MD11 aircraft. Aircraft and equipment leasing costs by ASK increased 17.6%.

Personnel costs increased by 28.6% to R$ 521.4 million in 1Q09, compared to R$ 405.6 million in 1Q08, principally due to the 13.2% increase in headcount from 21,885 to 24,772, due to the incorporation of new aircraft types into our fleet, new international stations and the annual salary increase of 8% since December 2008. Personnel costs per ASK increased 10.2%.

Maintenance and repairs (except personnel) costs increased 150.4% to R$ 188.8 million in 1Q09, compared to R$ 75.4 million in 1Q08, due to the engine maintenance, the increase in our fleet, to the increase in flown hours of 11.7% and the depreciation of the Real against the US dollar of 32.4%, partially compensated by the change in our fleet mix (reduction of F100, the older aircraft in our fleet). Costs with maintenance and repairs (except personnel) by ASK increased 112.7%.

Outsourced services increased by 45.8% to R$ 203.4 million in 1Q09, compared to R$ 139.5 million in 1Q08. Outsourced services by ASK increased 24.8% due to the increase in consulting services, the increase in our international operations (costs related to international stations and the international distribution - GDS) and by the depreciation of the Real against the US dollar of 32.4%.

Landing, take-off and navigation charges increased 18.1% to R$ 145.6 million in 1Q09 compared with R$ 123.3 million in 1Q08, due to the increase in international flights, which costs are higher than the domestic ones, the navigation charges in consequence of the increase of 13.0% in kilometers flown, the increase of 6.2% in take-offs and the depreciation of the real in 32.4%. Landing, take-off and navigation charges by ASK increased 1.1%.

Depreciation and amortization costs increased 44.4% to R$ 150.9 million in 1Q09, compared with R$ 104.5 million in 1Q08, mainly due to the increase of 2 Airbus A321 aircraft, 7 A320, 2 A319, 4 A330, 3 Boeing B767 aircraft and 4 B777. The depreciation and amortization expense by ASK increased 23.7%.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE	Unaudited
BRAZILIAN SECURITIES COMMISSION (CVM)	Corporate Legislation
QUARTERLY INFORMATION (ITR)	March 31, 2009
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01 - IDENTIFICATION
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01639-0	TAM S.A.	01.832.635/0001-18

12.01 - Comments on Consolidated Performance

Aircraft insurance increased 23.3% to R$ 15.9 million in 1Q09 compared to R$ 12.9 million in 1Q08, mainly due to the net increase of 20 aircraft into our fleet compared to 1Q08 and by the depreciation of the Real against the US dollar of 32.4%, compensated by the reduction in the number of passengers transported in 3.0% in 1Q09 vs. 1Q08. The costs of aircraft insurance by ASK increased 11.1%.

Other expenses increased by 69.6% to R$ 149.4 million in 1Q09 compared with R$ 113.4 million in 1Q08, mainly due to the phase-out of the MD11s, the depreciation of the Real against the US dollar of 32.4% and the increase in our operations of 16.7%. Other operational expenses by ASK increased 45.1%.

Our net financial result reached negative result of R$ 110.7 million in 1Q09, compared with a negative result of R$ 2.2 million in 1Q08, mainly due to interest expenses.

Income tax and social contribution amounted an expenses of R$ 31.2 million in 1Q09, compared to expenses of R$ 40.2 million in 1Q08.

Our net income reached R$ 54.4 million in 1Q09, compared to net a income of R$ 43.1 million in 1Q08, as a result of the matters above discussed representing an increase of 0.2 p.p. in margin, from a positive margin of 1.9% in 1Q08 to a positive margin of 2.1% in 1Q09.

EBIT margin was 7.5%, reaching R$ 197.0 million in 1Q09, compared to R$ 85.7 million in 1Q08, representing an increased in the margin of 3.7 p.p.. The EBIT increase was a consequence of the reduction of 4.4% in CASK and of the 0.1% RASK increase.

EBITDAR margin was 19.6%, reaching R$ 516.7 million in 1Q09, compared to R$ 312.3 million in 1Q08, representing an increase in the EBITDAR margin of 5.8 p.p. in 1Q09 given the facts above mentioned.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE	Unaudited
BRAZILIAN SECURITIES COMMISSION (CVM)	Corporate Legislation
QUARTERLY INFORMATION (ITR)	March 31, 2009
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01 - IDENTIFICATION
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01639-0	TAM S.A.	01.832.635/0001-18

12.01 - Comments on Consolidated Performance

	1st. quarter
	2009	2008
BR GAAP (In millions of R$)

Net income before minority interest	55.063	43.272
Income tax and social contribution	31.195	40.247
Financial result, net	110.705	2.166

EBIT	196.963	85.865

Depreciation and amortization	150.862	104.540
Goodwill amortization in subsidiary
	347.826	190.225
EBITDA
	168.828	122.106
Rental - Leasing

EBITDAR	516.654	312.331

Net revenue	2.639.027	2.260.256

Margins:
EBIT	7,5	3,8
EBITDA	13,2	8,4
EBITDAR	19,6	13,8

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE	Unaudited
BRAZILIAN SECURITIES COMMISSION (CVM)	Corporate Legislation
QUARTERLY INFORMATION (ITR)	March 31, 2009
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01 - IDENTIFICATION
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01639-0	TAM S.A.	01.832.635/0001-18

09.01 - Investments in Subsidiary and/or Associated Companies

1 - ITEM	2 - NAME OF THE SUBSIDIARY/ ASSOCIATED COMPANY	3 - NATIONAL CORPORATE TAXPAYERS' REGISTRY (CNPJ)	4 - CLASSIFICATION	5- % HOLDING IN THE CAPITAL OF THE INVESTEE	6 - % OF THE STOCKHOLDERS' EQUITY OF THE INVESTOR
7 - TYPE OF COMPANY		8 - NUMBER OF SHARES HELD IN THE CURRENT QUARTER (THOUSANDS)		9 - NUMBER OF SHARES HELD IN THE PRIOR QUARTER (THOUSANDS)

01	TAM - LINHAS AÉREAS SA	02012862/0001-60	Unlisted subsidiary	100.00	100.00
Industrial commercial and other companies			2,064,602	2,064,602

02	TRANSPORTES AÉREOS DEL MERCOSUR SA	/ -	Unlisted subsidiary	94.98	94.98
Industrial commercial and other companies			87,653	87,653

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE	Unaudited
BRAZILIAN SECURITIES COMMISSION (CVM)	Corporate Legislation
QUARTERLY INFORMATION (ITR)	March 31, 2009
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01 - IDENTIFICATION
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01639-0	TAM S.A.	01.832.635/0001-18

14.01 – Characteristics of public or private issue of debentures

1 – ITEM	01
2 – Order no	01
3 – CVM registration no	CVM/SRE/DEB/2006/033
4 – Date of CVM registration	09/12/2006
5 – Series issued	01
6 – Issue type	SIMPLE
7 – Type of issue	PUBLIC
8 – Date of issue	08/01/2006
9 – Due date	08/01/2012
10 – Type of debenture	Non-preference
11 – Current remuneration	104.5% of DI
12- Premium/ Discount
13 – Nominal value (REAIS)	10,00000
14 – Amount issued (thousands of REAIS )	500,000
15 Quantity of titles issued (units)	50,000
16 – Titles in circulation (units)	50,000
17 – Titles in Treasury (units)	0
18 – Titles re-purchased (units)	0
19 – Titles converted (units)	0
20 – Titles still to be placed (units)	0
21 – Date of last interest rate adjustment
22 – Date of next event

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE	Unaudited
BRAZILIAN SECURITIES COMMISSION (CVM)	Corporate Legislation
QUARTERLY INFORMATION (ITR)	March 31, 2009
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01 - IDENTIFICATION
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01639-0	TAM S.A.	01.832.635/0001-18

20.01 - Other Information Considered Relevant by the Company

1           Breakdown of TAM’s Shareholders owning 5% or more of each type or class of shares

						03.31.2009

	Ordinary		Preference		Total

Shareholders	Quantity	%	Quantity	%	Quantity	%

Controlling group
TAM Empreendimentos e Participações SA	44,804,238	89.26	24,768,755	24.67	69,572,993	46.20

Agropecuária Nova Fronteira Ltda	79,516	0.16			79,516	0.05

Total control block	44,883,754	89.42	24,758,755	24.67	69,652,509	46.25

Fundos administrados por Lazard Asset Management LLC			10,974,618	10.93	10,974,618	7.29

Fundos administrados por T Rowe Price			8,512,966	8.48	8,512,966	5.65

Amaro & Aviation Participações S/A	5,295,149	10.55			5,295,149	3.52

Other	16,146	0.03	56,143,759	55.93	56,149,905	37.29

Mercado (Free Float)	5,311,295	10.58	75,229,032	74.94	80,530,327	53.48

Treasury stocks			402,311	0.40	402,311	0.27

Capital Total	50,195,049	100.00	100,390,098	100.00	150,585,147	100.00

On March 31, 2008 the Fiscal Council wasn´t introduce

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE	Unaudited
BRAZILIAN SECURITIES COMMISSION (CVM)	Corporate Legislation
QUARTERLY INFORMATION (ITR)	March 31, 2009
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01 - IDENTIFICATION
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01639-0	TAM S.A.	01.832.635/0001-18

20.01 - Other Information Considered Relevant by the Company

Shares belonging to members of the Board of Directors’ and Fiscal Council which were lent by members of the controlling group and declared as part of the controlling group shares in this report

	Ordinary		Preferential		Total

Shareholders	Quantity	%	Quantity	%	Quantity	%

Board of Directors’	5	Lower than 0.01	4,675,034	4.66	4,675,039	3.10

	5	Lower than 0.01	4,675,034	4.66	4,675,039	3.10

Shares belonging to members of the Board of Directors ‘

	Ordinary		Preferential		Total

Shareholders	Quantity	%	Quantity	%	Quantity	%

Board of Directors’	0		0		0

Below we set out below the shareholders who own more than 5% of the voting capital in March, 31 2009 – directly or indirectly – and identify the individuals involved

TAM Empreendimentos e Participações SA
Included in block of control
	Ordinary shares
Shareholders	Quantity	%

Noemy Almeida Oliveira Amaro	3,633,772	2.97
Maria Cláudia Oliveira Amaro	52,068,517	42.49
Maurício Rolim Adolfo Amaro	52,068,517	42.49
João Francisco Amaro	11,545,956	9.42
Treasury Stocks	3,216,284	2.63

Total	122,533,046	100.00

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE	Unaudited
BRAZILIAN SECURITIES COMMISSION (CVM)	Corporate Legislation
QUARTERLY INFORMATION (ITR)	March 31, 2009
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01 - IDENTIFICATION
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01639-0	TAM S.A.	01.832.635/0001-18

20.01 - Other Information Considered Relevant by the Company

Agropecuária Nova Fronteira Ltda
Included in block of control
	Quotas
Quotaholders	Quantity	%

Noemy Almeida Oliveira Amaro	2,965,988	45.71
Maria Cláudia Oliveira Amaro	1,267,179	19.53
Maurício Rolim Adolfo Amaro	1,267,179	19.53
Marcos Adolfo Tadeu Senamo Amaro	988,654	15.23

Total	6,489,000	100.00

Amaro &Aviation Participações SA
	Quotas
Quotaholders	Quantity	%

Marcos Adolfo Tadeu Senamo Amaro	249,000	99.60
Sandra Senamo	1,000	0.40

Total	250,000	100.00

Shares of Board of Directors members assigned by those shareholders who are part of the control block, are already included in the  number of shares of those controlling shareholders

Corporate shareholders headquartered abroad, up to the individual shareholder level

On February 19, 2008, Lazard Asset Management LLC had 10.31% of total preferred shares issued by the Company

Lazard  and T Rowe Price are responsible for managing the total number of shares held by funds and customer accounts

Information on the composition of individual shareholders is not available The position of ADR holders is represented in Brazil, in our shareholders’ report, by the depositary bank  JP Morgan Chase Bank

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE	Unaudited
BRAZILIAN SECURITIES COMMISSION (CVM)	Corporate Legislation
QUARTERLY INFORMATION (ITR)	March 31, 2009
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01 - IDENTIFICATION
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01639-0	TAM S.A.	01.832.635/0001-18

20.01 - Other Information Considered Relevant by the Company

	03.31.2009

	Ordinary		Preference		Total

Shareholders	Quantity	%	Quantity	%	Quantity	%

Controlling group
TAM Empreendimentos e Participações SA	50,562,373	84.56	19,010,614	20.94	69,572,987	46.21

Agropecuária Nova Fronteira Ltda	79,516	0.13			79,516	0.05

Total controlling group	50,641,889	84.69	19,010,614	20.94	69,652,503	46.26

Treasury stocks			153,000	0.17	153,000	0.10

Mercado (Free Float)	9,150,066	15.31	71,629,578	78.89	80,779,664	53.64

Capital Total	59,791,955	100.00	90,793,192	100.00	150,585,147	100.00

On March 31, 2008 the Fiscal Council wasn´t introduce

Shares belonging to members of the Board of Directors’ and Fiscal Council which were lent by members of the controlling group and declared as part of the controlling group shares in this report

	Ordinary		Preference		Total

Shareholders	Quantity	%	Quantity	%	Quantity	%

Board of Directors’	6	100.0	2	100.0	8	100.0

	6	100.0	2	100.0	8	100.0

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE	Unaudited
BRAZILIAN SECURITIES COMMISSION (CVM)	Corporate Legislation
QUARTERLY INFORMATION (ITR)	March 31, 2009
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01 - IDENTIFICATION
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01639-0	TAM S.A.	01.832.635/0001-18

20.01 - Other Information Considered Relevant by the Company

Below we set out below the shareholders who own more than 5% of the voting capital in March, 31 2008 – directly or indirectly – and identify the individuals involved

TAM Empreendimentos e Participações SA
Included in block of control
	Ordinary shares
Shareholders	Quantity	%

Noemy Almeida Oliveira Amaro	3,633,772	2.96
Maria Cláudia Oliveira Amaro Demenato	52,068,517	42.49
Maurício Rolim Adolfo Amaro	52,068,517	42.49
João Francisco Amaro	11,545,956	9.42
Treasury Stocks	3,216,284	2.64

Total	122,533,046	100.00

Agropecuária Nova Fronteira Ltda
Included in block of control
	Quotas
Quotaholders	Quantity	%

Noemy Almeida Oliveira Amaro	2,965,988	45.71
Maria Cláudia Oliveira Amaro Demenato	1,267,179	19.53
Maurício Rolim Adolfo Amaro	1,267,179	19.53
Marcos Adolfo Tadeu Senamo Amaro	988,654	15.23

Total	6,489,000	100.00

2	Disputes

The Company has included a clause in its Statutes which obliges it to use the Market´s Arbitration Chamber  in case of disputes.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE	Unaudited
BRAZILIAN SECURITIES COMMISSION (CVM)	Corporate Legislation
QUARTERLY INFORMATION (ITR)	March 31, 2009
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01 - IDENTIFICATION
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01639-0	TAM S.A.	01.832.635/0001-18

21.01 - Report of Independent Accountants on Limited Review

To the Board of Directors and Stockholders
TAM S.A.

1
We have reviewed the accounting information included in the Quarterly Information (ITR) of TAM S.A. for the quarter ended March 31, 2009 comprising the balance sheet, the statements of operations, of changes in stockholders’ equity, of cash flows and of added value performance report and explanatory notes. This Quarterly Information is the responsibility of the Company's management.

2
Our review was carried out in accordance with specific standards established by the Institute of Independent Auditors of Brazil (IBRACON), in conjunction with the Federal Accounting Council (CFC) and mainly comprised: (a) inquiries of and discussions with management responsible for the accounting, financial and operating areas of the Company with regard to the main criteria adopted for the preparation of the Quarterly Information and (b) a review of the significant information and of the subsequent events which have, or could have, significant effects on the financial position and operations of the Company.

3
Based on our review we are not aware of any material modifications that should be made to the accounting information included in the Quarterly Information referred to above in order that it be stated in accordance with the accounting practices adopted in Brazil applicable to the preparation of Quarterly Information, consistent with the standards issued by the Brazilian Securities Commission (CVM)

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE	Unaudited
BRAZILIAN SECURITIES COMMISSION (CVM)	Corporate Legislation
QUARTERLY INFORMATION (ITR)	March 31, 2009
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01 - IDENTIFICATION
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01639-0	TAM S.A.	01.832.635/0001-18

21.01 - Report of Independent Accountants on Limited Review

4
As mentioned in Note 2.1, in connection with the changes in the accounting practices adopted in Brazil during 2008, the statements of operations, of cash flows and of value added for the quarter ended March 31, 2008, presented for comparison purposes, were adjusted and have been restated as set forth in Accounting Standards and Procedures (NPC) No. 12 - Accounting Practices, Changes in Accounting Estimates and Correction of Errors, approved by Deliberation CVM nº506, issued on June 19, 2006.

São Paulo, May 6, 2009

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5

Carlos Alberto de Sousa
Contador CRC 1RJ 056561/O-0 "S" SP

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE	Unaudited
BRAZILIAN SECURITIES COMMISSION (CVM)	Corporate Legislation
QUARTERLY INFORMATION (ITR)	March 31, 2009
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01 - IDENTIFICATION
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01639-0	TAM S.A.	01.832.635/0001-18

Subsidiary/Associated Companies

Company name
TAM - LINHAS AÉREAS S.A.

22.01 - Statement of Operations of Subsidiary and Associated Companies (R$ thousand)

1 – Code	2 – Description	3 – 01/01/09 to 03/31/09	4 - 01/01/09 to 03/31/09	5 – 01/01/08 to 03/31/08	6 - 01/01/08 to 03/31/08
3.01	Gross sales and/or services revenue	2,684,019	2,684,019	2,298,271	2,298,271
3.01.01	Air transportation revenue – domestic	1,442,479	1,442,479	1,320,558	1,320,558
30102	Air transportation revenue – international	749,612	749,612	568,624	568,624
3.01.03	Cargo	206,202	206,202	212,795	212,795
3.01.04	Other operating sales and/or services revenues	285,726	285,726	196,294	196,294
3.02	Deductions	(95,649)	(95,649)	(86,500)	(86,500)
3.03	Net sales and/or services revenue	2,588,370	2,588,370	2,211,771	2,211,771
3.04	Cost of sales and/or services	(1,869,421)	(1,869,421)	(1,682,526)	(1,682,526)
3.04.01	Cost of services rendered
3.05	Gross profit	718,949	718,949	529,245	529,245
3.06	Operating expenses/income	(641,082)	(641,082)	(444,844)	(444,844)
3.06.01	Selling	(278,539)	(278,539)	(297,115)	(297,115)
3.06.02	General and administrative	(210,053)	(210,053)	(161,118)	(161,118)
3.06.02.01	Other expenses general and administrative	(200,149)	(200,149)	(156,870)	(156,870)
3.06.02.02	Directors’ Fees	(9,904)	(9,904)	(4,248)	(4,248)
3.06.03	Financial	(109,619)	(109,619)	2,728	2,728
3.06.03.01	Financial income	755,446	755,446	142,571	142,571
3.06.03.02	Financial expenses	(865,065)	(865,065)	(139,843)	(139,843)
3.06.04	Other operating income	0	0	10,661	10,661
3.06.05	Other operating expenses	(42,871)	(42,871)
3.06.06	Equity in the earnings of subsidiaries	0	0	0	0
3.07	Operating results	77,867	77,867	84,401	84,401

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE	Unaudited
BRAZILIAN SECURITIES COMMISSION (CVM)	Corporate Legislation
QUARTERLY INFORMATION (ITR)	March 31, 2009
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01 - IDENTIFICATION
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01639-0	TAM S.A.	01.832.635/0001-18

Subsidiary/Associated Companies

Company name
TAM - LINHAS AÉREAS S.A.

22.01 - Statement of Operations of Subsidiary and Associated Companies (R$ thousand)

1 – Code	2 – Description	3 – 01/01/09 to 03/31/09	4 - 01/01/09 to 03/31/09	5 – 01/01/08 to 03/31/08	6 - 01/01/08 to 03/31/08
3.08	Non-operating results	0	0	0	0
3.08.01	Income	0	0	0	0
3.08.02	Expenses	0	0	0	0
3.09	Profit before taxes and profit sharing	77,867	77,867	84,401	84,401
3.10	Provision for income tax and social contribution	(1,232)	(1,232)	(10,611)	(10,611)
3.11	Deferred income tax	(32,028)	(32,028)	(31,282)	(31,282)
3.12	Statutory profit sharing and contributions	0	0	0	0
3.12.01	Profit sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on capital	0	0	0	0
3.15	Net income for the period	44,607	44,607	42,508	42,508
	Number of shares (thousand) excluding treasury stock	2.065	2.065	2.065	2.065
	Net income per share	21.60145	21.60145	20.58499	20.58499

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE	Unaudited
BRAZILIAN SECURITIES COMMISSION (CVM)	Corporate Legislation
QUARTERLY INFORMATION (ITR)	March 31, 2009
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01 - IDENTIFICATION
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01639-0	TAM S.A.	01.832.635/0001-18

Subsidiary/Associated Companies

Company name
Transporte Aéreos Del Mecosur S.A.

22.01 - Statement of Operations of Subsidiary and Associated Companies (R$ thousand)

1 - Code	2 - Description	3 – 01/01/09 to 03/31/09	4 - 01/01/09 to 03/31/09	5 – 01/01/08 to 03/31/08	6 - 01/01/08 to 03/31/08
3.01	Gross sales and/or services revenue	61,077	61,077	56,099	56,099
3.01.01	Air transportation revenue	47,247	47,247	44,683	44,683
3.01.02	Cargo	2,187	2,187	1,641	1,641
3.01.03	Other	11,643	11,643	9,775	9,775
3.02	Deductions	(305)	(305)	(156)	(156)
3.03	Net sales and/or services revenue	60,772	60,772	55,943	55,943
3.04	Cost of sales and/or services	(39,021)	(39,021)	(38,874)	(38,874)
3.05	Gross profit	21,751	21,751	17,069	17,069
3.06	Operating expenses/income	(9,190)	(9,190)	(14,553)	(14,553)
3.06.01	Selling	(8,537)	(8,537)	(11,969)	(11,969)
3.06.02	General and administrative	(2,579)	(2,579)	(1,983)	(1,983)
3.06.02.01	Other expenses general and administrative	(2,466)	(2,466)	(1,876)	(1,876)
3.06.02.02	Directors’ Fees	(113)	(113)	(107)	(107)
3.06.03	Financial net	1,964	1,964	(854)	(854)
3.06.03.01	Financial income	7,242	7,242	2,001	2,001
3.06.03.02	Financial expenses	(5,278)	(5,278)	(2,855)	(2,855)
3.06.04	Other operating expenses	(38)	(38)
3.06.05	Other operating income	0	0	253	253
3.06.06	Equity in the earnings of subsidiaries			0	0
3.07	Operating results	12,561	12,561	2,516	2,516
3.08	Non-operating results	0	0	0	0
3.08.01	Income	0	0	0	0

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE	Unaudited
BRAZILIAN SECURITIES COMMISSION (CVM)	Corporate Legislation
QUARTERLY INFORMATION (ITR)	March 31, 2009
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01 - IDENTIFICATION
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01639-0	TAM S.A.	01.832.635/0001-18

Subsidiary/Associated Companies

Company name
Transporte Aéreos Del Mecosur S.A.

22.01 - Statement of Operations of Subsidiary and Associated Companies (R$ thousand)

1 - Code	2 - Description	3 – 01/01/09 to 03/31/09	4 - 01/01/09 to 03/31/09	5 – 01/01/08 to 03/31/08	6 - 01/01/08 to 03/31/08
3.08.02	Expenses	0	0	0	0
3.09	Profit before taxes and profit sharing	12,561	12,561	2,516	2,516
3.10	Provision for income tax and social contribution	0	0	0	0
3.11	Deferred income tax	0	0	0	0
3.12	Statutory profit sharing and contributions	0	0	0	0
3.12.01	Profit sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on capital	0	0	0	0
3.15	Net income for the period	12,561	12,561	2,516	2,516
	Number of shares (thousand) excluding treasury stock	88	88	88	88
	Net income per share	142,73864	142.73864	28.59091	28.59091

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE	Unaudited
BRAZILIAN SECURITIES COMMISSION (CVM)	Corporate Legislation
QUARTERLY INFORMATION (ITR)	March 31, 2009
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01 - IDENTIFICATION
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01639-0	TAM S.A.	01.832.635/0001-18

INDEX
GROUP	TABLE	DESCRIPTION	PAGE
01	01	Identification	1
01	02	Head Office	1
01	03	Investor Relations Officer (Company Mail Address)	1
01	04	General Information/Independent Accountant	1
01	05	Capital Composition	1
01	06	Characteristics of the Company	2
01	07	Companies Excluded from the Consolidated Financial information	2
01	08	Dividends Approved and/or Paid	2
01	09	Subscribed Capital and Alterations in the Current Year	3
01	10	Investor Relations Officer	3
02	01	Balance Sheet - Assets	4
02	02	Balance Sheet - Liabilities and Stockholders' Equity	5
03	01	Statement of Operations	6
04	01	04 – Cash Flow	8
05	01	05 - Statements of Changes in Stockholders’ Equity - 01/01/2009 to 03/31/2009	9
05	02	05 - Statements of Changes in Stockholders’ Equity - 01/01/2009 to 03/31/2009	10
08	01	Consolidated Balance Sheet – Assets	11
08	02	Consolidated Balance Sheet - Liabilities and Stockholders' Equity	12
09	01	Consolidated Statement of Operations	14
10	01	10.01 – Cash Flow Consolidated	16
11	01	11 - Statements of Changes in Stockholders’ Equity - 01/01/2009 to 03/31/2009	18
11	02	11 - Statements of Changes in Stockholders’ Equity - 01/01/2009 to 03/31/2009	19
06	01	Explanatory Notes	20
07	01	Consolidated Statement of Operations	67
12	01	Consolidated Statement of Operations	68
13	01	Statement of Operations of Subsidiary and Associated Companies	76
14	01	Investments in Subsidiary and/or Associated Companies	77
20	01	Characteristics of Public or Private Issues of Debentures	78
21	01	Other Information Considered Relevant by the Company	83
		Report on Limited Reviews - Without Exception
22	01	Statement of Operations of Subsidiary and Associated Companies
		TAM Linhas Aéreas SA	85
22	01	Statement of Operations of Subsidiary and Associated Companies
		Transportes Aéreos Del Mercosur SA	87